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WASHINGTON, D.C.

14 November 2002

File No. 82-4511

NOV 19 2002

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20.
USA

02060080

SUPPL

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Interpump Group Interim Report as at June 30th, 2002
- Interpump Group Third Quarter Report of 2002

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Enclosure

cc: Ing. Cavallini
Interpump Group S.p.A.

dlw 12/2

PRESS RELEASE

Interpump's sustained growth trend continues

THIRD QUARTER OF 2002:

NET REVENUES: UP 10.2% TO € 105 MILLION; NET EARNINGS: UP 75.3% TO € 4.1 MILLION

OPERATING INCOME: UP 11.0% TO € 15.4 MILLION;

EARNINGS PER SHARE: UP 37.7% TO € 0.084;

CASH FLOW: UP 33.6% TO € 13.1 MILLION

FIRST NINE MONTHS OF 2002:

NET REVENUES: UP 14.8% TO € 374.9 MILLION;

NET EARNINGS UP 22.1% TO € 18.4 MILLION

Mr. Giovanni Cavallini, Chief Executive Officer of Interpump Group:
"The Interpump Group's solid fundamentals and its sound geographic and business-area diversification strategy have allowed it to take advantage of the best market opportunities and to strengthen its competitive positions. Results for the third quarter and the first nine months of 2002 confirmed Interpump Group's sustained growth trend in terms of both revenues and earnings, despite the difficult macroeconomic environment".

Milan, 13 November 2002 – The Board of Directors of Interpump Group met today to approve the Quarterly Report as at 30 September 2002.

THIRD QUARTER OF 2002

In the third quarter of 2002, the Interpump Group achieved improvements in all its income and cash-flow indicators. **Net earnings jumped 75.3% to € 4.1 million** from € 2.3 million in the third quarter of 2001.

Net revenues increased 10.2% to € 105.3 million from € 95.5 million in the third quarter of 2001. On a like for like basis, net revenues increased 5.3% to € 100.6 million.

The Company again proved its strong capacity to generate cash, increasing its **cash flow from revenues to € 13.1 million** in the third quarter of 2002, a **33.6% increase** from € 9.8 million in the third quarter of 2001.

Gross operating margin (EBITDA) amounted to € 19.1 million, up 10.8% from € 17.2 million in the third quarter 2001.

Operating income (EBIT) amounted to **€ 15.4 million**, an 11.0% increase from € 13.9 million in the third quarter of 2001.

Net financial debt amounted to **€ 175.3 million,** up from € 170.0 million as at 30/09/2001. As at year end 2001, net financial debt amounted to € 176.4 million.

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail ***info@interpumpgroup.it***
CAP. SOC. Euro 43.077.840 I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 –
COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350

Adjusted Earnings per Share (Eps) was € 0.084 in the third quarter of 2002, a **37.7% increase** from € 0.061 in the same period of the previous year.

The cleaning sector grew 25.1% (14.2% on a comparable consolidation basis), led by the increase in the consumer segment of high-pressure washers for hobby and home use, as well as by the consolidation of IP Gansow in March 2002.

The hydraulic sector declined by 5.4%, mainly due to the decline in sales on the North American market and the dollar/euro exchange rate.

The industrial sector on the whole grew 0.7% despite the sharp economic slowdown in the US, the main market for high-pressure pumps.

THE FIRST NINE MONTHS OF 2002

Interpump Group reported an increase in turnover in the **first nine months of 2002**, mainly in the Consumer Cleaning segment. **Net revenues grew 14.8% to € 374.9 million,** up from € 326.4 million in the same period of the previous year. On a like for like basis, the increase in the first nine months of 2002 was **10.7%** to € 361.4 million.

Gross operating margin (EBITDA) increased 3.9%, reaching € 68.0 million as compared to € 65.5 million in the first nine months of 2001.

Operating income (EBIT) amounted to **€ 56.9 million, up 3.0%** as compared to € 55.3 million in the first nine months of 2001. **Net earnings** grew **22.1% to € 18.4 million** from € 15.0 million in the same period of the previous year.

Consolidated net equity as at 30 September 2002 **increased to € 190.5 million** from € 182.8 million as at 31 December 2001.

Mr. Giovanni Cavallini, Chief Executive Officer of Interpump Group stated that:

"The Interpump Group's solid fundamentals and its sound geographic and business-area diversification strategy have allowed it to take advantage of the best market opportunities and to strengthen its competitive positions. Results for the third quarter and the first nine months of 2002 confirmed Interpump Group's sustained growth trend in terms of both revenues and earnings, despite the difficult macroeconomic environment".

For information:

Moccagatta Associati: Tel. 02/86451695 Fax 02/86452082

Quarterly reclassified consolidated income statements

	3rd quarter 2002 ***€/000***	*%*	*3rd quarter 2001* ***€/000***	*%*
Net revenues	**105,298**	**100.0**	**95,524**	**100.0**
Purchases, net of changes in inventories	(44,591)		(43,263)	
Gross industrial margin	**60,707**	**57.7**	**52,261**	**54.7**
Personnel expenses	(20,516)		(17,964)	
Other operating costs	(21,102)		(17,067)	
Gross operating profit	**19,089**	**18.1**	**17,230**	**18.0**
Operating depreciation and amortisation	(3,686)		(3,359)	
Operating profit	**15,403**	**14.6**	**13,871**	**14.5**
Amortisation of goodwill	(2,395)		(2,353)	
Amortisation of the consolidation difference allocated to buildings	(52)		(52)	
Financial income (charges), net	(2,017)		(2,785)	
Financial discounts granted to customers	(367)		(344)	
Adjustment of value of investments according to the equity method	(23)		(168)	
Extraordinary income (charges), net	(164)		72	
Profit for the period before taxes and minority interests	**10,385**	**9.9**	**8,241**	**8.6**
Income taxes	(5,331)		(4,996)	
Net profit before minority interests	**5,054**		**3,245**	
Minority interests	(1,000)		(932)	
Consolidated net profit for the period	**4,054**	**3.9**	**2,313**	**2.4**

Reclassified consolidated income statements (nine months)

	30/09/2002 **€/000 (nine months)**	*%*	*30/09/2001* **€/000 (nine months)**	*%*
Net revenues	**374,881**	**100.0**	**326,423**	**100.0**
Purchases, net of changes in inventories	(166,923)		(148,662)	
Gross industrial margin	**207,958**	**55.5**	**177,761**	**54.5**
Personnel expenses	(65,365)		(57,606)	
Other operating costs	(74,551)		(54,667)	
Gross operating profit	**68,042**	**18.2**	**65,488**	**20.1**
Operating depreciation and amortisation	(11,117)		(10,211)	
Operating profit	**56,925**	**15.2**	**55,277**	**16.9**
Amortisation of goodwill	(7,170)		(7,000)	
Amortisation of the consolidation difference allocated to buildings	(156)		(156)	
Financial income (charges), net	(6,492)		(8,231)	
Financial discounts granted to customers	(1,193)		(1,304)	
Adjustment of value of investments according to the equity method	259		176	
Extraordinary income (charges), net	254		276	
Profit for the period before taxes and minority interests	**42,427**	**11.3**	**39,038**	**12.0**
Income taxes	(20,180)		(20,092)	
Net profit before minority interests	**22,247**		**18,946**	
Minority interests	(3,894)		(3,919)	
Consolidated net profit for the period	**18,353**	**4.9**	**15,027**	**4.6**

Reclassified consolidated balance sheets	30/09/2002	%	30/06/2002	%	30/09/2001	%	31/12/2001	%
	€/000		€/000		€/000		€/000	
Trade receivables	91,265		113,076		86,123		90,371	
Inventories	97,010		94,201		88,248		88,337	
Prepayments and accrued income within one year	2,875		3,182		2,986		2,232	
Other receivables, net of deferred tax assets	21,202		13,106		9,671		7,043	
Trade payables	(75,024)		(99,540)		(61,327)		(68,768)	
Tax payables due within one year	(28,906)		(18,950)		(17,278)		(9,477)	
Other current liabilities, net of payables for the acquisition of equity investments	(15,022)		(16,003)		(11,509)		(10,832)	
Accrued expenses, net of interest charges	(954)		*(682)*		(906)		(596)	
Opening net operating working capital	**92,446**	**25.3**	**88,390**	**24.9**	**96,008**	**27.9**	**98,310**	**27.4**
Tangible fixed assets	103,291		93,135		79,524		88,783	
Goodwill	136,447		138,842		142,614		140,238	
Treasury stock	26,182		26,090		25,071		25,726	
Other financial fixed assets	11,011		10,675		11,038		10,792	
Other non current assets	21,514		23,050		16,471		22,899	
Provisions	(7,331)		(7,298)		(7,365)		(8,643)	
Staff severance indemnities	(14,555)		(14,206)		(13,106)		(13,379)	
Payables for the acquisition of equity investments	(516)		(516)		(1,523)		(516)	
Other non current liabilities	(2,679)		(2,704)		(4,905)		(4,999)	
Total net fixed assets	**273,364**	**74.7**	**267,068**	**75.1**	**247,819**	**72.1**	**260,901**	**72.6**
Total capital employed	**365,810**	**100.0**	**355,458**	**100.0**	**343,827**	**100.0**	**359,211**	**100.0**
Financed by:								
Share capital	43,055		43,055		42,777		42,778	
Retained earnings	107,211		106,912		95,105		95,783	
Profit for the period	18,353		14,299		15,027		21,433	
Total shareholders' equity for the Group	168,619		164,266		152,909		159,994	
Minority interests	21,891		20,960		20,883		22,788	
Total consolidated shareholders' equity	**190,510**	**52.1**	**185,226**	**52.1**	**173,792**	**50.5**	**182,782**	**50.9**
Cash on hand	(45,183)		(36,269)		(47,059)		(23,181)	
Payables to banks within one year	26,534		20,983		18,767		32,817	
Current portion of medium/long term financing	66,168		73,141		78,474		63,728	
Accrued interests	1,397		1,822		3,135		1,273	
Total short term indebtedness	48,916		59,677		53,317		74,637	
Medium/long-term indebtedness	126,384		110,555		116,718		101,792	
Total net indebtedness	**175,300**	**47.9**	**170,232**	**47.9**	**170,035**	**49.5**	**176,429**	**49.1**
Total sources of financing	**365,463**	**100.0**	**355,458**	**100.0**	**343,827**	**100.0**	**359,211**	**100.0**



Interim report

as at 30/06/2002

INTERPUMP GROUP

Board of Directors

Sergio Erede
Chairman

Giovanni Cavallini
Deputy Chairman and Chief Executive Officer

Fulvio Montipò
Executive Director

Francesco Loredan
Non-Executive Director

Pierleone Ottolenghi
Non-Executive Director

Paolo Pomè
Non-Executive Director

Marco Reboa
Non-Executive Director

Board of Statutory Auditors

Enrico Cervellera
Chairman

Maurizio Salom
Statutory Auditor

Antonio Zini
Statutory Auditor

Independent Auditors

KPMG S.p.A.

Contents

Report on the performance of the Interpump Group for the first half 2002

Comments

Information regarding the performance of the Group

Financial Highlights of the Interpump Group

	30/06/2002 (six months) €/000	30/06/2001 (six months) €/000	Growth 2002/2001	31/12/2001 (twelve months) €/000
Net consolidated revenues	269,583	230,899	+ 16.8%	426,075
Foreign sales	76%	72%		72%
Income before interest, taxes and depreciation/amortisation (EBITDA)	48,953	48,258	+ 0.7%	81,314
EBITDA %	18.2%	20.9%		19.1%
Operating profit (EBIT)	41,522	41,406	+ 0.3%	67,552
Operating profit %	15.4%	17.9%		15.9%
Consolidated net profit	14,299	12,714	+ 12.5%	21,433
Cash-flow	29,377	26,341	+ 11.5%	47,322
Operating cash flow after the change in working capital	32,756	17,210	+ 90.3%	43,639
Net financial indebtedness	170,232	181,113	- 6.0%	176,429
Consolidated shareholders' equity including minority interests	185,226	170,907	+ 8.4%	182,782
Financial indebtedness adjusted by treasury stock	144,142	156,984	- 8.2%	150,703
Adjusted indebtedness/consolidated shareholders' equity	0.78	0.92		0.82
Net investments in intangible and tangible fixed assets	13,798	7,742	+ 63.4%	24,280
Average number of employees	2,440	2,240		2,213
Average number of outstanding shares (net of treasury stock)	76,941,740	76,767,644		76,712,704
EPS (earnings per share adjusted for goodwill amortisation) - €	0.248	0.226	+ 9.7%	0.401



Net revenues (1st half)
(euro/millions)
COMPOUND ANNUAL GROWTH +19%
300
250
200
150
100
112
134
166
224
231
270
'97
'98
'99
'00
'01
'02



Gross Operating Profit (1st half)
(euro/millions)
COMPOUND ANNUAL GROWTH +15%
55
50
45
40
35
30
25
20
24
30
36
46
48
49
'97
'98
'99
'00
'01
'02



Net Profit (1st half)
(euro/millions)
COMPOUND ANNUAL GROWTH +16%
15
13
11
9
7
5
7
9
10
12
13
14
'97
'98
'99
'00
'01
'02



Cash flow from operations (1st half)
(euro/millions)
COMPOUND ANNUAL GROWTH +16%
30
25
20
15
10
14
18
20
25
26
29
'97
'98
'99
'00
'01
'02

On 30/06/2002 the Group had the following structure (the percentages refer to the equity held):


Interpump Group S.p.A.
Interpump Engineering 100%
General Pump 100%
Unielectric 70%
Sit 60%
Interpump Hydraulics 80%
PZB Group 100%
Muncie Power Products 84,57%
HydrocarGroup 100%
Industrial sector
Cleaning sector
Hydraulic sector

The following changes have occurred compared to 31 December 2001:

- March 2002 saw the acquisition of IP Gansow GmbH, one of the leading European manufacturers of professional floor scrubbers and floor sweepers, with a factory near Dortmund and eight after-sales and service branches throughout Germany. The range of products, the trademark, and the service network in Germany present high levels of potential synergy with the Interpump Group Cleaning Sector. For the Interpump Group, the acquisition of Gansow business in Germany constitutes a major step towards the consolidation of its position as a world leader in the cleaning sector and will allow more effective penetration throughout Germany (the primary European market), and significant growth in the Floor Care segment, one of the most promising areas of business in which the Group is engaged. The full effects of this acquisition can be expected to become evident starting from 2003, and still more in subsequent years, with the rationalization of commercial and manufacturing synergies of the various Floor Care companies in the Interpump Group.
- A 30% share in General Pump and a 14% holding in Interclean Assistance were acquired during the first half, on the basis of prior contractual agreements.

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	30/06/2002 (six months)		30/06/2001 (six months)		31/12/2001 (twelve months)	
Net consolidated revenues	269,583	100.0%	230,899	100.0%	426,075	100.0%
Purchases, net of change in inventories	(122,332)		(105,399)		(192,744)	
Gross industrial margin	*147,251*	*54.6%*	*125,500*	*54.4%*	*233,331*	*54.8%*
Personnel expenses	(44,849)		(39,642)		(77,394)	
Other operating costs	(53,449)		(37,600)		(74,623)	
Gross operating profit	*48,953*	*18.2%*	*48,258*	*20.9%*	*81,314*	*19.1%*
Operating depreciation and amortisation	(7,431)		(6,852)		(13,762)	
Operating profit	*41,522*	*15.4%*	*41,406*	*17.9%*	*67,552*	*15.9%*
Amortisation of goodwill	(4,775)		(4,647)		(9,348)	
Amortisation of the excess cost allocated to buildings	(104)		(104)		(208)	
Financial income (charges), net	(4,475)		(5,446)		(10,515)	
Financial discounts granted to clients	(826)		(960)		(1,798)	
Adjustment of investments according to the equity method	282		344		(1,207)	
Extraordinary income (charges), net	418		204		(168)	
Profit for the period before taxes and minority interests	*32,042*		*30,797*		*44,308*	
Income taxes	(14,849)		(15,096)		(17,089)	
Profit for the period before minority interests	*17,193*		*15,701*		*27,219*	
Minority profits	(2,894)		(2,987)		(5,786)	
Net profit for the period	*14,299*	*5.3%*	*12,714*	*5.5%*	*21,433*	*5.0%*

RECLASSIFIED CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*30/06/2002*		*30/06/2001*		*31/12/2001*	
Trade receivables	113,076		104,213		90,371	
Inventories	94,201		92,966		88,337	
Accrued income and prepayments within one year	3,182		3,850		2,232	
Other receivables, net of deferred tax assets	13,106		7,844		7,043	
Trade payables	(99,540)		(76,645)		(68,768)	
Tax payables within one year	(18,950)		(14,907)		(9,477)	
Other current payables net of payables to purchase investments	(16,003)		(13,778)		(10,832)	
Accrued expenses, net of interest charges	(682)		(647)		(596)	
Net working capital	*88,390*	*24.9%*	*102,896*	*29.2%*	*98,310*	*27.4%*
Tangible fixed assets	93,135		78,303		88,783	
Goodwill	138,842		143,885		140,238	
Treasury stock	26,090		24,129		25,726	
Financial fixed assets	10,675		11,956		10,792	
Other non current assets	23,050		17,963		22,899	
Provisions for risks and charges net of the deferred tax provision on dividends still to be collected	(7,298)		(7,956)		(8,643)	
Staff severance indemnities	(14,206)		(12,676)		(13,379)	
Payables for acquisition of investments	(516)		(1,523)		(516)	
Other non-current liabilities	(2,704)		(4,957)		(4,999)	
Total net fixed assets	*267,068*	*75.1%*	*249,124*	*70.8%*	*260,901*	*72.6%*
Total capital employed	*355,458*	*100.0%*	*352,020*	*100.0%*	*359,211*	*100.0%*
Financed by:						
Share capital	43,055		42,703		42,778	
Reserves and retained earnings	106,912		96,185		95,783	
Profit for the period	14,299		12,714		21,433	
Total shareholders' equity for the Group	164,266		151,602		159,994	
Minority interests	20,960		19,305		22,788	
Total consolidated shareholders' equity	*185,226*	*52.1%*	*170,907*	*48.6%*	*182,782*	*50.9%*
Cash on hand	(36,269)		(44,084)		(23,181)	
Payables to banks within one year for current account overdrafts and advances	20,983		29,872		32,817	
Current portion of medium-long term financing	73,141		79,644		63,728	
Accrued interests	1,822		1,178		1,273	
Total financial indebtedness (cash) within one year	59,677		66,610		74,637	
Medium/long-term financing	110,555		114,503		101,792	
Total net indebtedness	*170,232*	*47.9%*	*181,113*	*51.4%*	*176,429*	*49.1%*
Total sources of financing	*355,458*	*100.0%*	*352,020*	*100.0%*	*359,211*	*100.0%*

CONSOLIDATED CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	30/06/2002 (six months)	30/06/2001 (six months)	31/12/2001 (twelve months)
Net profit for the period	14,299	12,714	21,433
Minority profits	2,894	2,987	5,786
Non cash items:			
Amortisation and depreciation of intangible and tangible fixed assets	12,362	11,611	23,414
Changes in staff severance indemnities	827	496	1,006
Changes in the deferred tax provision net of deferred tax assets	(496)	(85)	(3,903)
Losses (profits) of non-consolidated investments	(282)	(344)	1,207
Change in other provisions	(161)	(2)	(363)
Losses (gains) from sales of fixed assets	(66)	(1,036)	(1,069)
Exchange rate (profit) loss on intergroup financing and receivables	-	-	(189)
Cash flow from operations	*29,377*	*26,341*	*47,322*
Cash flow obtained (used) through (in) net operating working capital	3,379	(9,131)	(3,683)
Operating cash flow	*32,756*	*17,210*	*43,639*
Investing activities			
Increase in tangible fixed assets	(11,809)	(7,041)	(24,389)
Increase in intangible fixed assets	(2,093)	(1,401)	(2,827)
Acquisition of investments	(4,017)	(2,298)	(3,793)
Acquisition of line of business	(3,550)	-	-
Change in payables related to the acquisition of investments	-	(1,515)	(2,522)
Acquisition of treasury stock	(364)	(263)	(1,860)
Proceeds from sales of fixed assets	104	700	2,936
Other changes	590	554	609
Total cash flow used for investing activities	*(21,139)*	*(11,264)*	*(31,846)*
Financing activities			
Increase in (repayment of) medium/long-term borrowings	19,463	(1,336)	(30,381)
Increase in (repayment of) shareholder loans	80	(234)	(253)
Collection (increase) of (in) medium/long-term financial receivables	76	4	(772)
Increase in capital by stock option	603	73	444
Dividends paid	(8,490)	(8,542)	(8,904)
Dividends collected from investments valued at equity method	302	147	147
Total cash flow obtained through (used in) financing activities	*12,034*	*(9,888)*	*(39,719)*
Cash flow generated (used)	*23,651*	*(3,942)*	*(27,926)*

CONSOLIDATED CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2002 (six months)*	*30/06/2001 (six months)*	*31/12/20010 (twelve months)*
Net cash and cash equivalents at the beginning of the period	(10,909)	17,883	17,883
Adjustment:			
(Net cash and cash equivalents) debt of companies no longer in the consolidation basis	-	(13)	-
Opening net cash and cash equivalents (debt) of companies not consolidated in prior period	25	-	(477)
Net cash and cash equivalents at the beginning of the year	(10,884)	17,870	17,406
Cash flow generated (used)	23,651	(3,942)	(27,926)
Exchange rate difference	697	(894)	(389)
Net cash and cash equivalents at the end of the period	*13,464*	*13,034*	*(10,909)*

The net cash can be broken down as follows:

Cash on hand	36,269	44,084	23,181
Payables to banks due within one year	(91,693)	(108,506)	(94,377)
Adjustments: current portion of medium term borrowings	70,710	78,634	61,560
Accrued interest	(1,822)	(1,178)	(1,273)
Net cash and cash equivalents	*13,464*	*13,034*	*(10,909)*

Comments on the Group's performance in the first half of 2002

Performance in the first half of 2002 was distinguished by the following factors:

- an increase in net profit of 12.5% to 14.3 million euro;
- a strong increase in consolidated sales in the consumer segment of the Cleaning Sector. This rise underpins the 16.8% growth in sales, which was amply in excess of forecasts. The increase was chiefly registered on the North American and European markets, despite the difficult economic conditions pervading both areas. The result was achieved through the acquisition of market shares thanks to the Group's persistent competitive strength. The operation allowed overall growth on the North American market of some 34.2% and of 11% in Europe;
- a significant increase in operating cash flow, which almost doubled (+90%) reaching 32.8 million euro (17.2 million euro in the first half of 2001).

In the past six years, since 30 June 1997, the Group has displayed healthy growth in all the main indicators, as shown by the following table (amounts in thousands of euro):

	30/06/1997	30/06/1998	30/06/1999	30/06/2000	30/06/2001	30/6/2002	Growth 2002/1997	Compound annual growth
Sales	111,843	134,073	165,877	224,140	230,899	269,583	141%	19%
Gross operating profit	24,498	30,377	35,836	46,168	48,258	48,953	100%	15%
Operating profit	21,646	26,623	31,302	40,323	41,406	41,522	92%	14%
Ros %	19.4%	19.9%	18.9%	18.0%	17.9%	15.4%		
Net profit	6,744	9,423	10,497	12,027	12,714	14,299	120%	16%
Cash-flow	14,156	18,158	20,169	25,372	26,341	29,377	107%	16%

Net consolidated revenues

Net revenues rose by 16.8% to reach 269.6 million euro, compared with the 230.9 million euro of the first half in 2001. On an equal consolidation basis net revenues were up by 12.9%, at 260.8 million euro.

The main areas of the Interpump Group's activities can be identified – according to the final destination of products – as follows:

- **"Cleaning Sector"** covering cold and hot water high-pressure washers, wet/dry vacuum cleaners, floor sweepers, floor scrubbers, steam cleaning appliances, professional cleaning service trolleys and window cleaning equipment.

  High-pressure washers are appliances powered by an electric motor or combustion engine which, through the application of a plunger pump, deliver a jet of water at high-pressure. These machines are suitable for cleaning industrial equipment, farm implements, vehicles, boats, livestock stalls and any other washable surface, for home or hobby use.

  The vacuum cleaners / vacuum cleaners for liquids, floor sweepers, floor scrubbers, trolleys and window cleaning equipment are also used for industrial and professional cleaning.

- **"Hydraulic sector"** which includes power take-offs and hydraulic pumps. Hydraulic pumps and power take-offs are primarily utilised to equip industrial vehicles

- **"Industrial Sector"** which includes high and very high-pressure plunger pumps and components of strategic importance for Interpump Group productions, including electric motors and windings.

  High-pressure plunger pumps are the main component of high-pressure washers. These pumps are also used for a wide range of industrial applications which include forced lubrication of machine tools, inverted osmosis plants for the desalinisation of water and equipment for cutting solid materials.

The aforementioned sectors of activity of Interpump Group are identified as "primary sectors" (see International Accounting Standard no. 14). Attachment A, included at the end of the consolidated interim report, gives the information for individual sectors that have been identified as primary sectors.

The following table shows a breakdown of net revenues according to business sector (amounts shown in thousands of euro):

	30/6/2002	30/6/2001	Increase/ Decrease	30/06/2002 on equal consolidation basis with 30/06/2001	Increase/ Decrease
Cleaning sector	141,670	105,006	+34.9%	136,664	+30.1%
Hydraulic sector	67,734	65,989	+2.6%	64,019	-3.0%
Industrial sector	58,590	57,957	+1.1%	58,590	+1.1%
Other revenues	1,589	1,947	n.s.	1,517	n.s.
Total	*269,583*	*230,899*	*+16.8%*	*260,790*	*+12.9%*

Net consolidated revenues for the Cleaning Sector were equal to 141.7 million euros (105.0 million euros as at 30 June 2001) and represent 53% of Group net consolidated revenues. Over an equal consolidation basis, growth was registered at 30.1%. Market trends reflected a substantial sluggishness, and an increase of 34.9% was possible thanks to the cornering of market shares in the pressure washer consumer segment thanks to the acquisition of two major new customers and the significant expansion of business with an existing customer.

Net consolidated revenues for the Hydraulic sector amount to 67.7 million euros (66.0 million Euros at 30 June 2001) and represent approximately 25% of the Group's net consolidated revenues. On an equal consolidation basis this sector shaded by just 3%. The world hydraulic components market is slowing down, especially in the United States, where a period of intensive growth has been followed by a phase of stagnation. Our American subsidiary however has managed to limit the decrease to just 3.5% thanks to its strong market position. A fall of 2.4% was registered on European and Asian markets on an equal consolidation basis.

The Group's net consolidated revenues for the Industrial Sector totalled 58.6 million euro (58.0 million euro at 30 June 2001), corresponding to 22% of total Group net revenues. Sales of high pressure pumps showed signs of recovery with an increase of 2% despite the negative economic situation in the US, the most important outlet market for these products, on which our strongly competitive stance has allowed us to defend existing levels of sales. Sales of windings and electric motors showed a slight dip of 1.7% in the first half of 2002. In this regard it should be noted that the company engaged in manufacturing motors and windings achieved a 10.5% rise in sales thanks to intergroup supplies arising from the previously mentioned surge in sales of consumer pressure washers, in which the motors constitute one of the main components.

The overall share of the consolidated earnings of the Interpump Group for the first half 2002 was equal to 76%. The most important export markets for the Group are the United States, Germany and France.

Net revenues by geographical sector, identified on the basis of client location, can be summarised as follows (amounts given in €/000):

	30/6/2002	%	30/6/2001	%	Increase/ Decrease
Italy	64,478	24	63,187	28	+2.0%
Rest of Europe	87,598	32	73,824	32	+18.7%
North America	94,113	35	70,120	30	+34.2%
Pacific Area	11,124	4	11,555	5	-3.7%
Rest of the World	12,270	5	12,213	5	+0.5%
Total	*269,583*	*100*	*230,899*	*100*	*+16.8%*

The breakdown of sales shows 11% growth in Europe and 34.2% in North America, mainly generated by the cleaning sector consumer segment as discussed earlier.

Profitability

For comments on the trend of costs during the period, we invite you to consult the reclassified income statement shown earlier. In the following table, the results at 30 June 2002 with the same consolidation basis as the first half of 2001 do not include IP Gansow and Hydroven, which were not consolidated in the first half of 2001 because they were acquired afterwards (amounts given in thousands of euro):

	30/06/2002	%	30/06/2002 with the same consolidation basis as 30/06/2001	%	30/06/2001	%
Net consolidated revenues	269,583	100.0	260,790	100.0	230,899	100.0
Purchases, net of changes in inventories	(122,332)		(119,870)		(105,399)	
Gross industrial margin	147,251	54.6	140,920	54.0	125,500	54.4
Personnel expenses	(44,849)		(42,221)		(39,642)	
Other operating costs	(53,449)		(51,493)		(37,600)	
Gross operating profit	48,953	18.2	47,206	18.1	48,258	20.9
Operating depreciation and amortisation	(7,431)		(7,234)		(6,852)	
Operating profit	41,522	15.4	39,972	15.3	41,406	17.9

The gross industrial margin grew from 54.4% of net revenues as at 30 June 2001 to 54.6% due both to the attention devoted to the management of both purchase and sales prices and to the consolidation of the new companies in 2002. On an equal consolidation basis the gross industrial margin fell by 0.4% as a percentage of net revenues.

Personnel expenses, net of new companies, were up by 6.5% due both to an increase of 47 in the average number of employees to handle production increases, and the rise in the per capita cost, which increased by 4.3% on an equal consolidation basis.

Other operating costs, again net of the new companies, increased by 36.9%, mainly due to variable costs relative to the substantial rise in sales in the consumer segment; net of additional costs, viz outsourcing, interim work and commissions, other operating costs would have totalled 37.4 million euro, representing a saving of 0.6%. We also draw your attention to the increase in insurance costs due to the substantial across-

the-board hikes in insurance premiums following the terror attacks of 11 September. Without taking this phenomenon into consideration other operating costs would have fallen by 3.6%, fully confirming the Group's success in implementing the maximum possible levels of management efficiency.

The gross operating margin, up by 1.4%, totals 48.9 million euro and represents 18.2% of net revenues compared to the 20.9% as at 30 June 2001, mainly as a result to the modified composition of sales are described earlier. This parameter stood at 19.1% for the full twelve months of 2001.

The operating result totalled 41.5 million euro, substantially in line with the result recorded on 30 June 2001. Operating profit of the cleaning sector was 11.2% as at 30 June 2002, falling from the 15.0% registered on 30 June 2001. This decrease is due to the different sales mix, currently biased towards the consumer segment where margins are tighter than in the professional segment. Operating profit for the hydraulic sector was 16.7% as at 30 June 2002, shading slightly from the 17.5% for the equivalent period in 2001. Operating profit for the industrial sector was 18.2% of net revenues (19.9% in the first half of 2001).

Financial expenses fell by 17.8% or 971 thousand euro, with the relative incidence on revenues down from 2.4% to 1.7%.

Income tax charges reflect an overall rate of 46.3% compared to the 49% reported on 30 June 2001.

Net profit for the first half reached 14.3 million euro, up by 12.5% against the first half of 2001, which closed with net profits of 12.7 million euro.

ROE for the first half of 2002 stood at 11.9%, identical to the value for the first half of 2001. Return on Capital Employed (ROCE) for the first half of 2002 was registered at 12.6%, once more exactly in line with the figure for the first six months of 2001. We draw your attention to the stability of both these ratios through time, on both an interim and annual basis, as can be seen from the following table:

	1996	1997	1998	1999	2000	2001	2002	Weighted average
ROE 1st half	12.4%	8.4%	10.0%	10.0%	12.8%	11.9%	11.9%	11.2%
ROE annual	11.4%	16.8%	17.9%	18.4%	20.4%	20.0%		17.8%
ROCE 1st half	11.9%	12.3%	13.1%	12.9%	13.1%	12.6%	12.6%	12.7%
ROCE annual	20.2%	22.2%	23.3%	17.4%	21.3%	20.3%		20.5%

Capital expenditure

The production activities of the Interpump Group are structured with the aim of optimizing the quality of the products, production cost competitiveness, production flexibility and efficiency, concentrating the production phases with greater added value to the more critical ones as regards the quality aspects within the Group.

Net capital expenditure for the six months in tangible fixed assets totalled 11.7 million euro (6.3 million euro as at 30 June 2001) and concerns, for the amount of 5.9 million euro, the continuation of real estate investments which were started in part in the previous financial period and which will be completed by the end of 2002. The residual amount mainly concerns normal renewal and modernisation of plant and equipment. The increases in intangible fixed assets amounted to 2.1 million euro, of which 1.1 million euro for research and development costs sustained by Group research unit Interpump Engineering. The main projects completed in the six month period concerned a car wash pump, the series 66 pumps, a hobby hot water and steam high-pressure washer, a mid-range high-pressure washer, four types of sweepers, two floor

scrubbers, plus several accessories and technical solutions. Also in progress are projects for a 75 HP pump, other types of pump, two projects for high-pressure washers, and various projects for floor scrubbers and a window cleaner.

The Group is strategically managed in a uniform manner at world level and all of its production units are concentrated in Northern Italy except for Muncie Power Products Inc., situated in the USA, and IP Gansow GmbH, located in Germany. The other foreign consolidated companies are formed by the following trade companies:

General Pump Companies Inc.	Distributor of high-pressure pumps for the North American market
P.Z.B. France S.a.r.l. and Hydrocar France S.a.r.l.	Distributors of power take-offs and related products for the French market
Interpump Hydraulics Asia Pte Ltd	Distributor of power take-offs and related products for the Asian market
Interclean Assistance S.A.	Distributor of cleaning machinery for the French market

The data by geographical sectors on the basis of the location of activities are as follows (amounts given in €/000):

	Assets		Net increases during the period in tangible and intangible fixed assets	
	30/06/2002	30/06/2001	30/06/2002	30/06/2001
Italy	461,342	444,478	12,262	6,854
Rest of Europe	19,619	9,463	205	32
North America	70,151	74,675	1,331	856
Pacific Area	514	576	-	-
Total	*551,626*	*529,192*	*13,798*	*7,742*

In addition, the remaining 30% was acquired of the subsidiary General Pump, together with a further 14% share in Interclean Assistance. These investments were made on the basis of prior contractual commitments. As already specified earlier, the Group acquired IP Gansow GmbH, which subsequently acquired the Gansow line of business. These acquisitions as a whole involved an outlay of 7.6 million euro.

Moreover, during the course of 2002 the acquisition of treasury stock proceeded for an outlay of 0.4 million euro, to be added to the 25.7 million euro utilised for this purpose in previous years.
Therefore, at 30 June 2002 the portfolio comprised 6,214,000 shares of treasury stock equal to 7.5% of the capital. The mean book value is € 4.20.

Financing

Net indebtedness fell from €/000 176,429 at 31 December 2001 to €/000 170,232 at 30 June 2002. The free cash flow generated, net of the change in net working capital, capital expenditures for tangible and intangible fixed assets and other non-extraordinary changes, was equal to 19.9 million euro (10.2 million euro in the first half of 2001), confirming the Group's high capacity to generate liquidity. The cash flow in the period may be summed up as follows:

	30/06/2002 €/000 (six months)	30/06/2001 €/000 (six months)
Opening net financial position	**(176,429)**	**(177,087)**
Exchange differences	2,067	(1,680)
Cash flow from operations	29,377	26,341
Decrease (increase) in the net working capital	3,379	(9,131)
Investments in tangible fixed assets and suspended costs in intangible fixed assets net of divestments	(13,798)	(7,742)
Dividends paid	(8,490)	(8,542)
Dividends received	302	147
Increase in capital for stock option	603	73
Outlays for investments in shareholdings including the net financial position of the companies acquired	(4,017)	(3,813)
Acquisition of Gansow line of business	(3,550)	-
Purchase of treasury stock	(364)	(263)
Other changes	688	584
Net financial position at end of period	**(170,232)**	**(181,113)**

Exchange rate differences on the opening net cash position concern loans of U.S. subsidiaries.

In January 2002 a loan was taken out for 60 million euro to finance the acquisitions strategy that the Group intends to pursue. Over the first quarter 20 million euro was withdrawn. The loan was granted at a rate of Euribor + 0.65, without collateral.

Corporate Governance

In previous years Interpump Group S.p.A. resolved to adhere fully to the Code of Conduct promoted by Borsa Italiana S.p.A.. This made admission possible to the STAR segment of the Italian stock market right from its start in April 2001.

The Board of Directors is composed as follows:

Names	Mandates
Sergio Erede	Chairman (1)
Giovanni Cavallini	Deputy Chairman and Executive Director (2)
Fulvio Montipò	Executive Director (2)
Francesco Loredan	Non-executive Director
Pierleone Ottolenghi	Independent Director
Paolo Pome'	Non-executive Director
Marco Reboa	Independent Director (3)

(1) Powers of representing the company in accordance with art. 17 of the articles.

(2) Mandates relating to ordinary business with limits on amounts beyond which the decision is for the Board of Directors.

(3) Mandate relating to supervision of the internal control system.

The Shareholders' Meeting of 16 April 2002 elected the Board of Directors and the Board of Statutory Auditors for a three-year term of office and resolved to determine the remuneration, for 2002, for each director in office in the maximum amount of 26,000 euro, and the global remuneration for the members of the Board of Directors vested with special powers and for the Chairman in the amount of 1,050,000 euro; the Meeting also resolved to determine remuneration in the same amount, balanced on a pro-rata temporis basis, to be assigned to the members of the Board of Directors for the period between 1 January 2003 and the date of approval by the Annual General Meeting of the financial statements for 2002, subject to balancing at the time of determining the remuneration for the entire year 2003.

The meeting of the Board of Directors that was held on the same date resolved to divide remuneration for directors vested with special powers as follows: to the Chairman, Sergio Erede 51,650 euro; to the Deputy Chairman and Executive Director Giovanni Cavallini, 800,500 euro, and to the Executive Director Fulvio Montipò 103,300 euro.

The same meeting also appointed, as members of the Remuneration Committee, the Chairman Sergio Erede, the Deputy Chairman and Executive Director Giovanni Cavallini and the Director Francesco Loredan, and it conferred on this committee the task of formulating proposals to the Board of Directors for the remuneration of the executive directors and directors with special offices, and, acting on the indications of the director with this mandate, for the determination of the criteria to be applied for remuneration of the company's top management.

The Board of Directors meeting held on 16 April 16 2002 appointed the Executive Director Giovanni Cavallini to take charge of the operation and assess the suitability of the Internal Control System, and also appointed as members of the Audit Committee, the directors Marco Reboa and Paolo Pomè and conferred on the Audit Committee the following functions of a consultative and propositional nature:

- to assess the adequacy of the internal control system;
- to assess the working agenda prepared by the head of Internal Auditing and to receive the periodic reports prepared by the same;
- to assess the proposals forwarded by prospective external audit companies to obtain the relative appointment, and also the working plan set down for the audit and the results illustrated in the audit report and in the letter of proposals;
- to report to the board of directors, at least once every six months, at the time of approval of the financial statements and the half year interim report, concerning the activity performed and the adequacy of the internal control system;
- to perform the additional tasks of a consultative and/or propositional nature that are assigned to it by the board of directors, with particular reference to relations with the external audit company;
- to check the congruity of the fees charged by the law practice with which the company usually deals, in view of the continuity and considerable substance of the services usually rendered.

The same board meeting also appointed Giovanni Cavallini to take charge of relations with investors and other shareholders, without prejudice to the requirement, within the context of said relations, that communication of documents and information concerning the company must take place in full observance of the internal procedure for the management of confidential information and the disclosure of significant information, as adopted by the Board of Directors in a resolution of 21 March 2001.

Stock option plans

In order to motivate the Group's management and bind it to the goal of creating value for shareholders, three stock option plans have been approved by the Shareholders' Meetings of 12 February 1998, 20 December 1999 and 16 April 2002.

The stock option plan approved in 1998 made it possible to assign management up to 1,000,000 options in 3 tranches, using either treasury stock or by an increase in capital reserved for some directors and employees of the Group's companies with the payment of a premium of at least € 2.07, then determined to be € 2.07 by the Board of Directors. Assignment is the responsibility of the Board of Directors subject to the fulfilment of two conditions:

- the Interpump Group share price reaching € 3.46 (1st tranche), € 3.98 (2nd tranche) and € 4.54 (3rd tranche) for at least 30 consecutive exchange days; the price of the security at the time of the resolution being € 2.58;
- the achievement of individual objectives of the beneficiaries.

All the tranches have been assigned in previous years, as the prerequisites have been met. The current situation is as follows:

	Price per share for the exercise of options	Period for exercising	Number of rights assigned	Number of shares underwritten
Directors of the Parent Company:				
☐ Giovanni Cavallini	€ 2.58	11.07.1999-31.12.2002	150,000	150,000
☐ Fulvio Montipò:	€ 2.58	11.07.1999-31.12.2002	150,000	125,000
Other beneficiaries	€ 2.58	11.07.1999-31.12.2002	629,000	607,000
Total			929,000	882,000

In the 2002 first half a total of 158,500 options were exercised.

The Shareholders' Meeting of 20 December 1999 approved an additional stock option plan to assign at most no. 1,700,000 shares in three tranches (years 2000, 2001 and 2002), subordinate to the share value reaching set targets (doubling in the value of the shares compared to the values of September 1999) and/or to accomplishing personal goals.

A special Shareholder's Meeting on 20 December 1999 resolved to increase the share capital by payment in one or more tranches, issuing ordinary shares to be offered for underwriting by employees of Interpump Group S.p.A. and its subsidiaries, to be identified by the Board of Directors, by issuing at most 1,700,000 ordinary shares with a nominal value of € 0.52, for a total amount of 884 thousand euro.

The Shareholders' Meeting moreover resolved that the issuing shares should be offered for underwriting at a price equal to their nominal value. The Board of Directors, held on 20 December 1999, resolved to set 340,000 as the maximum number of options that can be assigned for the first tranche and 1,000,000 options as a whole assigned to the Director Giovanni Cavallini (Deputy Chairman and Chief Executive) of which 200,000 in relation to the first tranche, 300,000 in relation to the second tranche and 500,000 in relation to the third tranche. Lastly, the Board resolved to set 330,000 options as a whole assigned to the Director Fulvio Montipò (Chief Executive) of which 66,000 in relation to the first tranche, 99,000 in relation to the second tranche and 165,000 in relation to the third tranche. The meeting of the Board of Directors of 4 December 2000 set the maximum number of options assignable in relation to the second tranche of the new plan at 510,000, including the options already assigned to Giovanni Cavallini and Fulvio Montipò. The options can be exercised, respectively for each tranche, as of 1 February 2001, 2002 and 2003 and anyhow by 31 December 2004. In relation to the first and second tranches, the situation is as follows after the allocations of April 2002:

	Price per share for the exercise of options	Period for exercising	Number of rights assigned	Number of shares underwritten
Directors of Parent Company:				
❑ Giovanni Cavallini	€ 0.52	01.02.2001-31.12.2004	426,500	313,250
❑ Fulvio Montipò	€ 0.52	01.02.2001-31.12.2004	165,000	115,500
Other beneficiaries	€ 0.52	01.02.2001-31.12.2004	158,000	86,750
Total			749,500	515,500

During the course of the first half of 2002 a total of 465,500 options were allocated (second tranche with partial allocation of residual options from the first tranche) and a total of 373,500 shares were subscribed relative to the first and second tranches.

At 30 June 2002 the share capital therefore comprised no. 82,797,500 shares with a nominal value of €0.52.

The Shareholders' Meeting of 16 April 2002 approved a third stock option plan for the benefit of various Group directors and employees. This plan involves the assignment of no more than 4,000,000 options, to be allocated over the next 4 years with the use of treasury stock in portfolio, with an exercise price equivalent to the highest current market value at the time of the allocation and the relative book value. The period of exercise is 5 years. The conditions for assignment are linked to the arrival of the share value at pre-established stock market quotations and/or the achievement of specific financial parameters and personal targets.

Relations with non-consolidated subsidiary companies and with associated companies

Business relations with non-consolidated subsidiaries and associates at 30 June 2002 were as follows (amounts given in €/000):

	Receivables		Revenues	
	30/6/2002	30/6/2001	30/6/2002	30/6/2001
Subsidiaries:				
Aspiradores Industriales S.L.	849	356	899	538
Portotecnica S.A.	605	488	719	697
Soteco Benelux BVBA	169	240	341	380
Western Floor Private Ltd	23	14	38	71
Hydrocar Chile S.A.	6	336	158	339
Shanghai Floor Cleaning Machines Co. Ltd	-	-	1	-
Total subsidiaries	1,652	1,434	2,156	2,025
Associated companies:				
P.Z.B. Australia Pty Ltd	562	511	767	707
Transfer Oil S.p.A.	-	-	1	-
Hydroven S.r.l. (1)	-	423	-	452
P.Z.B. Asia Ltd (in liquidation)	-	73	-	-
Total associated companies	562	1,007	768	1,159

	Payables		Costs	
	30/6/2002	30/6/2001	30/6/2002	30/6/2001
Subsidiaries:				
Aspiradores Industriales S.L.	18	13	34	33
Soteco Benelux BVBA	3	-	9	-
Hydrocar Chile S.A.	2	-	2	-
Shanghai Floor Cleaning Machines Co. Ltd (4)	5	10	101	10
Total subsidiaries	28	23	146	43
Associated companies:				
Transfer Oil S.p.A.	1,033	165	1,521	532
P.Z.B. Australia Pty Ltd	14	-	12	-
Hydroven S.r.l. (1)	-	154	-	57
P.Z.B. Asia Ltd (in liquidation)	-	4	-	-
MecMarket.com S.p.A.	-	-	-	5
Total associated companies	1,047	323	1,533	594

(1) fully consolidated as of 1 July 2001.

There is also a financial receivable of 6 thousand euro due from Euromop Holding do Brasil Ltda, which was set up to implement a joint venture in the cleaning sector together with a primary local manufacturer.

Transactions with related parties

Transactions with related parties regard the leasing of facilities owned by companies controlled by current shareholders and directors of Group companies for the amount of 567 thousand euro, and legal consultancy services provided by the practice in which the Chairman works, for a total of 109 thousand euro.
Further commercial transactions also took place with companies whose shareholders are also shareholders or directors of consolidated companies. These operations concerned sales for 271 thousand euro and purchases for 3,201 thousand euro. The consolidated balance sheet as at 30/06/2002 shows residual receivables from such companies for 162 thousand euro and payables for 1,885 thousand euro.

The transactions mentioned above were carried out at normal market conditions.

Non-interest bearing financing in the amount of 347 thousand euro from holders of minority stakes in subsidiaries is also included in the financial statements.

Events occurring after 30 June 2002 and information on business activities after the close of the half year

No extraordinary events were recorded in the period after 30 June 2002 for the Interpump Group.

Considering the short span of time since 30 June 2002, also in the light of the short period of time covered by the order portfolio, there is not enough information to make forecasts for the trend of the current year. There are moreover no events suggesting that the Group cannot continue along the positive growth trend of recent years.

Accounting principles and valuation criteria used in drawing up the consolidated financial statements

Principles and consolidation basis

The consolidated financial statements for the period ending on 30 June 2002 have been drawn up on the basis of the interim statements of the companies included in the consolidation basis, which were prepared by their respective administrative bodies as at the same date and on the basis of accounting criteria that were in line with those used for the statements for the financial year.

The half-yearly report has been subjected to limited auditing. The Audit Report has been attached to this report.

All amounts are expressed in thousands of euro unless otherwise indicated.

The following consolidation principles were adopted:

- the carrying value of consolidated investments is set off against the related shareholders' equity, the assets and liabilities resulting from subsidiaries' financial statements are entered into the consolidated financial statements and the shareholders' equity of the companies is eliminated, according to the line-by-line consolidation method;
- the reserves of the companies in which stakes are held as at 30 June 2002 existing on the date they were acquired have been eliminated against the value of investments, while the identity of reserves formed subsequent to the acquisition has been maintained;
- the difference between the book value and the portion of shareholders' equity, determined with reference to the situation on the date the company was acquired is treated as follows:

- if positive, the difference is attributed to the individual asset and liability items to which it relates. More in detail, the possible remainder is attributed to goodwill and amortised according to the straight-line method over a period deemed to adequately reflect its future useful life. In the absence of future useful life, any remaining amount is subtracted from the consolidation reserve;
- if negative, it is credited to the consolidation reserve;

- significant transactions among consolidated companies, that is receivables, payables, costs and revenues are eliminated in the consolidation process. Dividends distributed among Group companies and, when significant, unrealised gains arising from intergroup transactions are also eliminated;

- items that are recorded in the financial statements of individual companies with the purpose of obtaining fiscal benefits that are otherwise unobtainable, are eliminated in the consolidation process, taking the related fiscal effects into account;

- portions of shareholders' equity and results for the period attributable to consolidated subsidiaries' minority interests are shown in the related items of the financial statements;

- tangible fixed assets that are subject to financial leasing contracts are, when significant, recorded in the consolidated financial statements according to the so-called financial method recommended by the International Accounting Standards (IAS);

- foreign companies' financial statements are translated into Euros at the exchange rate effective at the end of the period in the case of the balance sheet, whereas the average exchange rate for the period is used for the amounts contained in the income statement. Foreign exchange differences arising from changes that have occurred between the exchange rate as at the date of the considered financial statements with respect to the one used for the previous ones and arising from the translation of income statement amounts relating to the subsidiary defined at the average exchange rate for the period, and therefore different from the rate used to translate the year-end balance sheet, are credited or debited to a specific equity reserve called "Reserve for translation differences" as per document no. 17 of the Accounting Principles issued by the National Councils of Certified Public Accountants;

- the substitute tax relating to the sale of the investments in Portotecnica S.p.A., Officine Meccaniche Faip S.r.l. and Sirio S.r.l. to Interpump Cleaning S.p.A., that was included entirely in the income statement of the Parent Company's accounts as at 31 December 1999, is listed in the consolidated financial statements and charged to the income statement over a period of 10 years, in line with the fiscal benefit stemming from the deductibility of the amortisation of the loss arising from the merger of the three companies sold into Interpump Cleaning S.p.A..

In the financial statements as at 31/12/2001 of several consolidated companies, plant and machinery have been revalued in accordance with Law 342/2000. The credit balances resulting from these revaluations have been entered, to offset the greater value attributed to the revaluated assets, net of substitute tax, in special reserves of shareholders' equity in the financial statements of the individual consolidated companies. On this count it should be noted that these revaluations did not concern the majority of fixed assets and have not been carried out in a systematic and uniform manner within the companies included in the scope of consolidation. The revaluations carried out represent a scarcely significant sum compared to the maximum level of entitlement and concern assets equivalent to a negligible percentage of the tangible fixed assets. For these reasons, the above-mentioned revaluations have been eliminated from the consolidated accounts. The elimination makes it possible to maintain uniformity of application of accounting principles, allows comparison of the consolidated financial statements over time, and is in compliance with international accounting principles (I.A.S.).

The consolidation basis at 30 June 2002 includes the Parent Company and the following subsidiaries:

Company	Registered office	*Share capital as at 30/06/02 €/000*	*Percent stake at 30/06/02*	*Shareholding at 30/06/02*
Interpump Cleaning S.p.A.	Vaiano Cremasco (CR)	5,165	100.00%	100.00%
Unielectric S.p.A.	S.Ilario d'Enza (RE)	1,456	70.00%	70.00%
Interpump Engineering S.r.l.	Reggio Emilia	76	100.00%	100.00%
IP Floor S.p.A. (1)	Portogruaro (VE)	952	100.00%	100.00%
IP Gansow GmbH (7)	Bergkamen (Germany)	1,000	100.00%	100.00%
Interclean Assistance S.A. (2)	Epone – France	457	80.00%	80.00%
Soteco S.p.A.	Castelverde (CR)	140	100.00%	100.00%
General Pump Inc.	Minneapolis – USA	1,854	100.00%	100.00%
Teknova S.r.l.	Casalgrande (RE)	362	100.00%	100.00%
General Technology S.r.l.	Reggio Emilia	780	77.50%	77.50%
Muncie Power Products Inc. (3)	Muncie – USA	847	84.57%	67.66%
SIT S.p.A.	S.Ilario d'Enza (RE)	105	60.00%	60.00%
Interpump Hydraulics S.p.A.	Nonantola (MO)	2,632	80.00%	80.00%
PZB S.p.A. (4)	Calderara di Reno (BO)	3,120	100.00%	80.00%
Euromop S.p.A.	Villa del Conte (PD)	103	51.00%	51.00%
Ready System S.r.l. (5)	Saccolongo (PD)	250	51.00%	26.01%
Pulex S.r.l.	Brescia	15	58.00%	58.00%
PZB France S.a.r.l. (3)	Peltre – France	32	100.00%	80.00%
Hydrocar S.r.l. (4)	Nonantola (MO)	104	100.00%	80.00%
Hydrometal S.r.l. (6)	Sorbara di Bomporto (MO)	130	100.00%	80.00%
Hydroven S.r.l. (6)	Tezze sul Brenta (VI)	200	51.00%	40.80%
AVI S.r.l. (4)	Bovisio (MI)	10	51.00%	40.80%
Hydrocar France S.a.r.l. (4)	Brie Comte Robert (France)	100	99.96%	79.97%
Hydrocar Roma S.r.l. (4)	Modena	10	70.00%	56.00%
Interpump Hydraulics Asia Pte Ltd (4)	Singapore	96	70.00%	56.00%

(1) controlled by Interpump Cleaning S.p.A.
(2) controlled by Soteco S.p.A.
(3) controlled by P.Z.B. S.p.A.
(4) controlled by Interpump Hydraulics S.p.A.
(5) controlled by Euromop S.p.A.
(6) controlled by Hydrocar S.r.l.
(7) controlled by IP Floor S.p.A.
The other companies are controlled directly by Interpump Group S.p.A

The share capital of foreign companies outside the euro area was converted into euro at the historic exchange rate in force in the year of acquisition.

Compared to the consolidation basis at 30 June 2001, the following companies have been added: IP Gansow GmbH, acquired in March 2002, and Hydroven S.r.l., control of which was acquired in July 2001.

The main items in the financial statements concerning the newly consolidated companies included in the consolidated financial statements are indicated in the analysis of the changes in the explanatory notes.

Reconciliation between the Parent Company's and the Group's net profit and shareholders' equity

The connection between the net profit and shareholders' equity is as follows (amounts given in €/000):

	Shareholders' equity as at 30/06/2002	Net profit at 30/06/2002	Shareholders' equity at 30/06/2001	Net profit at 30/06/2001	Shareholders' equity at 31/12/2001	Net profit at 31/12/2001
Parent Company's financial statements	134,025	11,577	120,057	8,798	129,485	9,548
Difference between the book value of consolidated investments and their valuation according to the the net equity method	40,335	1,754	38,028	2,999	41,571	7,239
Elimination of capital gains on the sale of investments to Interpump Cleaning S.p.A.	(15,334)	1,162	(17,659)	1,162	(16,496)	2,325
Prepayment of related substitute tax	7,738	(595)	8,928	(595)	8,333	(1,190)
Greater book value of a building belonging to the Parent Company	344	(6)	356	(6)	350	(12)
Adjustment of the valuation of investments in associated companies of the Parent Company according to the equity method	225	(137)	1,111	660	362	(89)
Elimination of Parent Company intergroup income	(795)	(68)	(792)	(157)	(727)	(92)
Elimination of Parent Company plant revaluation	(4,073)	697	-	-	(4,770)	3,538
Elimination of items of a fiscal nature appearing in the Parent Company financial statements	1,801	(85)	1,573	(147)	1,886	166
Total consolidation adjustments	30,241	2,722	31,545	3,916	30,509	11,885
Group shareholders' equity and profit	164,266	14,299	151,602	12,714	159,994	21,433

Accounting principles and valuation criteria

The accounting principles and the valuation criteria used in preparing the consolidated financial statements for the period closed on 30 June 2002 are those indicated by current legislation, interpreted and integrated by the accounting principles stated by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (National Councils of Certified Public Accountants) and, when not sufficient, by the International Financial Reporting Standards, established by the International Accounting Standards Board (I.A.S.B.). In order to provide complete and detailed information, we have also illustrated the:

- cash flow statement;
- reclassified consolidated income statement;
- reclassified consolidated balance sheet;

The accounting principles adopted, the most important of which are illustrated here below, are identical to those utilised for the consolidated financial statements as at 31 December 2001, presented here for the sake of comparison. It is worthy of note however that the entry into effect of Accounting Principle no.30 (Interim Financial Statements) changed the balance sheet counter-entry of expenses for current taxes, originally posted under tax payables and now under the taxes provision, without compensation with amounts receivable from the Inland Revenue for advances and excess taxes for the previous period, included in

receivables from others of assets forming part of working capital. The foregoing newly issued accounting principle establishes that in intermediate periods fiscal liabilities can be presumed and hence entered in the tax provision rather than as a payable. In consequence also the Balance Sheet as at 30/06/2001 in the format prescribed by the Italian Civil Code has been reclassified. The reclassifications with respect to the Balance Sheet originally published as at 30/06/2001 led to an increase in receivables from others in the amount of €/000 6,035, an increase in the tax provision of €/000 14,945, and a decrease in tax payables in the amount of €/000 8,910. There were no effects on shareholders' equity. In the reclassified Balance Sheet, in order to allow the correct assessment of changes in working capital with respect to 31/12/01 and of cash flows, the charge for current taxes was maintained as a negative component of net working capital.

Intangible assets

These are recorded at cost and are shown net of accumulated amortisation, calculated on a straight-line basis and with reference to their estimated remaining useful life.

In particular, the amortisation rates applied were the following:

- The goodwill arising upon the acquisition of the Interpump Group by Interpump Group S.p.A. represents the greater value that was paid when the Interpump Group was acquired after considering the current value of the assets and liabilities that were subject to acquisition, basically in line with their book value in the companies' financial statements, and justified with the income-generating capacity, growth potential and competitive position of the Interpump Group.
  The goodwill arising upon the acquisition of additional shares in the consolidated companies is a result of the acquisition of the Interpump Group and is therefore treated with the same method as the acquisition of the Group. Goodwill ensuing from the acquisition of the Interpump Group is amortised over 20 years, a period deemed to adequately reflect its economic usefulness on the basis of market observation and of expectations concerning corporate longevity and development, which still hold, that led this greater value to be acknowledged when the Interpump Group, active in a sector in which no rapid or sudden changes in technology or production are foreseen, was acquired; this consideration leads us to assume that the Interpump Group will be able to maintain for a long time the competitive positions it has attained. The amortisation period applied, in line with considerations made and valuations carried out at the time the Interpump Group was acquired, complies with the period indicated in the Accounting Principles established by the National Councils of Certified Public Accountants and by the International Accounting Standards and is supported by an independent expert's opinion.
  The goodwill arising upon the acquisition of the other companies has been treated in line with the goodwill of the Interpump Group (amortised in twenty years) as the businesses are homogeneous and complementary, except for:

  - the goodwill arising at the time of the acquisition of the business line of Floor, recorded in the statutory financial statements of IP Floor S.p.A., which is amortised in ten years, a period considered to represent its future usefulness.
  - The goodwill arising upon the acquisition of O.L.A.M. S.p.A. and R.I.M.O.B. S.r.l. by Oleodinamica Pederzani e Zini S.p.A. and of TO.ME. S.r.l. by O.L.A.M. S.p.A. (all these companies are now incorporated in Oleodinamica Pederzani e Zini S.p.A.), which is amortised in 5 years, a period considered to represent its future usefulness, in relation to the business of these companies.
  - the goodwill arising at the time of the acquisition of the business line of Vetrix, recorded in the statutory financial statements of Euromop S.p.A., which is amortised in ten years, a period considered to represent its future usefulness.

- the goodwill arising at the time of acquisition of the Gansow company complex and entered into the statutory financial statements of IP Gansow GmbH., which is amortised in fifteen years, a period considered to represent its future usefulness.

- Research and development costs referring to the major innovative process begun with the establishment of the Research Centre (Interpump Engineering S.r.l.) are capitalised and amortised in the estimated period of useful life (generally 5 years) of the products to which they refer. In contrast, research and development costs relating to product customisation and the routine work of the engineering departments are ascribed to the income statement when they occur.

- All other intangible fixed assets are amortised over a 5-year period, with the exception of patents, which are amortised over 3 years, and leasehold improvements, which are amortised on the basis of the length of the contracts of lease.

If at any time during the amortisation period such capitalised costs are no longer deemed to retain any future utility, they will be included among extraordinary charges in the income statement.

Tangible fixed assets

These are recorded at their cost of acquisition or production and are increased by revaluations carried out in compliance with the various monetary revaluation laws or stemming from the allocation of consolidation differences. They are shown net of accumulated depreciation which is systematically calculated on a straight-line basis according to the following rates (on an annual basis), taking into account the different lengths of the periods compared:

- Real estate	3% - 4%
- Plant and machinery	10% - 25%
- Industrial equipment	15% - 30%
- Other assets	12% - 30%

Said rates are the ordinary ones established by fiscal regulations and are deemed adequate to reflect the remaining useful life of the assets they relate to. For assets purchased during the financial period, rates were reduced by 50%, in proportion to the period of competence since these assets were used in the production process, on average, only for half the period.

In previous financial years, some Group companies calculated accelerated depreciation in their financial statements, in order to exploit the related fiscal benefits granted by current legislation; said accelerated depreciation was eliminated in the consolidated financial statements, taking the related fiscal effect into account.

Assets with a unit value below 516 euro were completely depreciated in the financial period in which they were purchased in view of their limited relevance.

No monetary or economic revaluations, other than those mentioned above, were carried out nor were there any departures from what is set out in art. 2423 and art. 2423 bis of the Italian Civil Code.

Goods purchased with financial leasing contracts were recorded, when relevant and in compliance with what is established by the International Accounting Standards, according to the financial method by which the original value of the asset is capitalised and offset by the relevant principal amount, while depreciation calculated on the basis of the estimated future useful life of the asset is entered into the income statement. With regard to leasing instalments for the period, the principal is subtracted from liability while interest on

leasing instalments is charged to the income statement. The fiscal effects of the procedure are recorded in the deferred taxation provision.

Tangible fixed assets under construction are valued at cost and are depreciated starting from the financial year in which they become operational.

Maintenance and repair costs are charged to the income statement relating to the period in which they were incurred, or capitalised if they increase the value or the useful life of assets.

If, at the end of the period, the value determined by the above method is permanently higher than the economic value of the asset, its value is adjusted by means of a specific write-down. When the conditions for said write-down cease to exist, the original value is fully or partially restored.

Investments

Investments in the non-consolidated subsidiaries and in the associates are valued according to the shareholders' equity method, except for the companies in liquidation that are valued at their estimated value of liquidation and for the investment in Shanghai Floor Cleaning Machines Co. Ltd that was prudentially written off in previous years.
Investments in other companies are valued according to the cost of acquisition or subscription. Should permanent losses in value arise at the end of the period in comparison to the value determined according to the above method, the investments will be written down. If, at a later date, the reasons for such write-downs cease to exist, the original value will be fully or partially restored.

Dividends and the related tax credits are recorded at the time they are deliberated by the Shareholders' Meeting.

Treasury stock

This is valued at cost and, where necessary, adjusted for permanent losses in value. Treasury stock is classified as non-current financial assets since no transfer is foreseen in the short term. As required by current legislation a related reserve for an equal amount was set up within consolidated shareholders' equity.

Securities

Securities are valued at the lower of acquisition cost and their corresponding market value.

Inventories

Inventories are valued at the lower of purchase or production cost and their correspondent market value.
The average cost method, inclusive of accessory charges and weighted with the value of opening inventory balances, was applied in determining the cost of raw materials.

In the case of goods produced internally, the cost of production includes the cost of raw materials, external work carried out, utilities, directly related labour costs as well as general production and industrial costs in an amount reasonably attributable to such products. Financial charges and general overhead expenses are excluded. Moreover, in the case of semi-finished products and work in progress, production cost is determined on the basis of the work process stage they have reached.

For raw materials and work in progress, market value reflects the presumed net realisable value of the correspondent finished products, less the cost of their completion. For finished products it is equal to the presumed net realisable value.

Should some of the materials in inventory become obsolete or turn over slowly, and the difference in value is significant, they would be correspondingly written-down on the basis of how much they are used or of their presumed realisable value. Should the reasons for such write-downs cease to exist, their original value would be fully or partially restored.

Receivables

Accounts receivable are recorded at their presumed realisable value, by means of a specific bad debt provision which includes the amounts that are deducted directly from said amounts receivable.

The specific portion of the bad debt provision is determined, on the basis of an analysis of the individual accounts receivable that are in doubt; whereas the generic portion is determined on the basis of the historical incidence of losses on receivables. The generic portion is determined to provide for possible losses on accounts receivable recorded in the statements that have not yet occurred, but that might occur in the future.

Accruals and deferrals

These are calculated according to the principles of accrual accounting by which costs and revenues must be recorded with reference to the period to which they relate.

Foreign exchange transactions

Foreign exchange transactions are entered into the accounts on the basis of the exchange rates effective on the date the related transactions were carried out. Receivables and payables are evaluated at the exchange rate effective at the end of the period, with the relevant difference in exchange rate attributed to financial charges and income.

Forward currency contracts, covering receivables and payables in foreign currency, are evaluated at the exchange rate at the specified date, taking account of negotiation discounts or premiums. The profit or loss deriving from the conversion of receivables at the exchange rate at the specified date, net of discounts, is ascribed to the financial items of the income statement.

Interest rate hedging operations

Hedging contracts taken out to protect against loan interest rate risks are valued at cost. Any greater or lesser interest payable with respect to the amounts specified on the original loan contract are calculated in accordance with the competence principle.

Provisions for risks and charges

Provisions for risks and charges collect sure or estimated allocations, determined on the basis of reasonable estimates of situations that might generate contingent liabilities.

In particular, this item includes the provision for client agents indemnities, established to provide for indemnities due when contractual relationships with agents are terminated, the foreign exchange risk provision, the provision for other risks and charges and the deferred taxation provisions.

The provision for other risks and charges includes sums allocated in respect of potential liabilities, better described in the comments relating to that item.

Staff severance indemnities

Staff severance indemnities reflect liabilities towards all employees for severance indemnities accrued in accordance with current legislation and national collective labour contracts.

Payables

These are recorded at their nominal value, which is deemed to adequately reflect their redemption value.

Capital grants

Capital grants towards tangible fixed assets are included under the accrued expenses and deferred income item at the time it becomes certain they will be assigned; said contributions are credited to the income statement gradually over the useful life of the asset and are classified in the other revenues; if the grant refers to an asset for which the depreciation process has already begun, then the past portion, to be offset against allocations in respect of depreciation already carried out, is included among extraordinary income items for the period.

Taxes

Taxes for the period are determined on the basis of a realistic forecast of taxes to be paid, pursuant to current fiscal legislation, and are shown under the item "Taxation provision", given that, at an interim date, the relative charge is necessarily merely presumed. Prepayments and withholding taxes paid are classified among receivables from others under assets forming part of working capital. No allocations were made in respect of taxes payable in the event of reserves suspended from taxation, as shown in the financial statements of individual Group companies, are distributed, since their distribution is not foreseen.

Deferred tax assets and liabilities are a result of temporary differences between the values entered in the financial statements of the consolidated companies and the corresponding fiscal values, besides consolidation adjustments, and are calculated on the basis of the rates assumed to be applicable to the period in which the differences will reverse, according to the method known as the "liability method".

Deferred tax assets, mostly relating to funds recorded in the financial statements with allocations for which conditions for fiscal deductibility have not yet matured, are recorded among amounts receivable from others once their reasonable recovery has been determined.

Costs and revenues

These are recorded in the statements on the basis of the principles of prudence and accrual accounting. Revenues and proceeds, costs and charges are recorded net of returned goods, commercial discounts, rebates and bonuses, as well as net of taxes that are directly linked to the sale of products and services offered.

Information regarding balance sheet and income statement items

BALANCE SHEET

Intangible assets

The composition and changes relative to intangible assets are shown in attachment B.

Start-up and capital costs are made up mainly by costs sustained for the Interpump Cleaning merger, already described above, and for share capital increases of the consolidated companies.

Research and development costs are almost entirely referred to the costs borne by the Research Centre in connection with major new product launches. With reference to products placed on the market in 2002, described in the Directors' Report, amortisation of the relative costs is executed over a period of five years, as for products launched in previous years.

Industrial patent royalties are composed of costs for the purchase of patents connected with the production process and the allocation of the consolidation difference relative to Interpump Engineering for €/000 43 net of amortisation.

Costs incurred for concessions, trademarks, licenses and similar rights mainly comprise costs for the purchase of software licenses.

The other intangible asset items include the costs for improvements to third-party assets of an American subsidiary for €/000 1,190.

Goodwill represents the difference between the book value of investments and the portion of shareholders' equity determined with reference to the situation as at the date the investments were acquired and the goodwill of the acquired lines of bisiness. This parameter registered the following changes (amounts expressed in €/000):

Company:	Balance as at 31/12/2001	Increases first half year 2002	Amortisation and depreciation first half year 2002	Balance as at 30/06/2002
Interpump Group S.p.A.	37,758	-	(1,308)	36,450
Soteco S.p.A.	24,774	-	(765)	24,009
Interpump Cleaning S.p.A.	21,780	-	(741)	21,039
Euromop S.p.A.	10,876	-	(316)	10,560
General Technology S.r.l.	7,714	-	(241)	7,473
Interpump Hydraulics S.p.A.	7,637	-	(300)	7,337
Muncie Power Products Inc.	7,323	-	(206)	7,117
General Pump Companies Inc.	4,802	2,037	(197)	6,642
Unielectric S.p.A.	5,585	-	(194)	5,391
Teknova S.r.l.	3,749	-	(115)	3,634
Pulex S.r.l.	3,007	-	(80)	2,927
IP Floor S.p.A.	2,153	-	(154)	1,999
IP Gansow GmbH	-	1,342	(36)	1,306
S.I.T. S.p.A.	1,004	-	(35)	969
Hydroven S.r.l.	996	-	(57)	939
Ready System S.r.l.	848	-	(24)	824
Interclean Assistance S.A.	232	-	(6)	226
Total	*140,238*	*3,379*	*(4,775)*	*138,842*

The increases of the first half of 2002 refer to:

- the acquisition of 30% General Pump Companies Inc., further to contractual agreements;
- acquisition of the Gansow line of business.

Tangible fixed assets

The changes in this item are shown in Attachment C.

Capital expenditure for the financial year is detailed in the chapter entitled "Comments on the Group's performance in the first half of 2002".

Monetary revaluation was effected on the tangible fixed assets solely pursuant to the "laws on revaluation" and allocations for merger deficits and consolidation differences.

Additionally, most of the consolidation difference created in 1997 by the acquisition of the P.Z.B. Group, allocated to buildings for €/000 6,928 on the basis of an independent survey that anyhow gives a higher value for the buildings than as recorded in the consolidated financial statements, was ascribed to the item buildings. This amount was later amortised for €/000 987.

The effect of financial leasing contracts, accounted for according to the so-called financial method, on the item tangible fixed assets can be summarised as follows (amounts given in €/000):

	30/06/2002	30/06/2001	31/12/2001
Land and industrial buildings	21,502	8,135	8,134
Plant and machinery	803	1,114	939
Industrial and commercial equipment	-	1	-
Assets under construction	2,427	-	12,190
Total	*24,732*	*9,250*	*21,263*

Assets under construction as at 31/12/2001 and 30/6/2002 refer to partially completed buildings.

Mortgages and liens burdening tangible fixed assets are indicated under the item "amounts payable to banks".

Financial fixed assets

They are composed as follows (amounts given in €/000):

	30/06/2002	30/06/2001	31/12/2001
Investments	7,803	9,686	7,816
Receivables	2,872	2,270	2,976
Treasury stock	26,090	24,129	25,726
Total financial fixed assets	*36,765*	*36,085*	*36,518*

Investments are made up as follows:

	30/06/2002	% of investment	30/06/2001	% of investment	31/12/2001	% of investment
Investments in non-consolidated subsidiaries:						
Portotecnica S.A. (1)	705	100.00%	718	100.00%	701	100.00%
P.Z.B. Hydraulik – Komponent Vertriebs Gmbh (in liquidation) (7)	-	100.00%	-	100.00%	-	100.00%
Aspiradores Industriales Soteco S.L. (2)	-	51.00%	-	51.00%	-	51.00%
Soteco Benelux BVBA S.p.r.l. (2)	128	100.00%	77	100.00%	63	100.00%
Hydrocar Chile S.A. (3)	372	60.00%	313	60.00%	367	60.00%
Euromop Brasil Holding Ltda (6)	1	100.00%	-	-	5	100.00%
Western Floor Private Ltd (4)	100	51.00%	100	51.00%	100	51.00%
Shanghai Floor Cleaning Machines Co. Ltd (4)	-	95.66%	-	95.66%	-	95.66%
Total investments in non-consolidated subsidiaries	1,306		1,208		1,236	
Investments in associated companies:						
Transfer Oil S.p.A. (5)	5,034	49.00%	5,241	49.00%	5.171	49.00%
P.Z.B. Australia Pty Ltd (7)	947	50.00%	856	50.00%	901	50.00%
P.Z.B. Asia Pte Ltd (in liquidation) (7)	-	50.00%	-	50.00%	-	50.00%
MecMarket.com S.p.A. (5)	-	-	900	30.95%	-	30.95%
Hydroven S.r.l. (8) *	-	-	966	36.10%	-	-
Total investments in associates	5,981		7,963		6,072	
Investments in other companies:						
Metalprint S.r.l. (5)	483	19.00%	483	19%	483	19%
Six S.r.l. (5)	6	19.00%	6	19%	6	19%
MecMarket.com S.p.A. (5)	-	17.60%	-	-	-	-
Other minor investments	27	n.s.	26	n.s.	19	n.s.
Total investments in other companies	516		515		508	
Total investments	7,803		9,686		7,816	

* = Fully consolidated at 31/12/2001.

(1) =controlled by Interpump Cleaning S.p.A.
(2) = controlled by Soteco S.p.A.
(3) = controlled by Interpump Hydraulics S.p.A.
(4) = controlled by IP Floor S.p.A.
(5) = owned by Interpump Group S.p.A.
(6) = controlled by Euromop S.p.A.
(7) = owned by PZB S.p.A.
(8) = owned by Hydrocar S.r.l.

The investments in the subsidiaries were not fully consolidated and were valued according to the equity method in consideration of their limited significance.

Changes in the investments in non-consolidated subsidiaries and in the associates are as follows (amounts given in €/000):

	Balance 31/12/2001	Translation reserve	Profit (loss)	Goodwill amortisation	Elimination of dividends	Balance 30/06/2002
Investments in non-consolidated subsidiaries:						
Portotecnica S.A.	701	-	4	-	-	705
Hydrocar Chile S.A.	367	(72)	77	-	-	372
Western Floor Private Ltd	100	-	-	-	-	100
Shanghai Floor Cleaning Machines Co. Ltd	-	-	-	-	-	-
P.Z.B. Hydraulik – Komponent Vertriebs Gmbh	-	-	-	-	-	-
Aspiradores Industriales Soteco SL	-	-	-	-	-	-
Euromop Brasil Holding Ltda	5	-	(4)	-	-	1
Soteco Benelux BVBA S.p.r.l.	63	-	65	-	-	128
Total investments in non-consolidated subsidiaries	1,236	(72)	142	-	-	1,306

	Balance 31/12/2001	Translation reserve	Profit (loss)	Goodwill amortisation	Elimination of dividends	Balance 30/06/2002
Investments in associated companies:						
Transfer Oil S.p.A.	5,171	-	277	(120)	(294)	5,034
P.Z.B. Australia Pty Ltd	901	(30)	76	-	-	947
P.Z.B. Asia Pte Ltd	-	-	-	-	-	-
Total investments in associated companies	6,072	(30)	353	(120)	(294)	5,981
Total investments in non-consolidated subsidiaries and in associated companies	7,308	(102)	495	(120)	(294)	7,287

The goodwill of Transfer Oil S.p.A. equal to €/000 3,328 at 30 June 2002 is amortised in 20 years in line with the amortisation period for the Interpump Group together with which it was acquired. This goodwill is included in the value of the investment.

The investments in P.Z.B. Asia Pte Ltd and P.Z.B. Hydraulik – Komponent Vertriebs Gmbh are entered at zero under balance sheet assets. The winding up of these companies has been completed and the only act still to be performed is the cancellation by the respective courts so that they can be omitted from the financial statements.

The investment in Shanghai Floor Cleaning Machines was entered at a value of zero and was disposed of during the half year. Also in this case we are awaiting validation of the divestment by the Chinese court so that the company can be omitted from the financial statements.

The investment in Aspiradores Soteco S.L. is valuated at zero and has provision for €/000 93, registered in the provisions for risks and charges, to take account of the valuation with the net equity method, which includes elimination of intercompany inventory-bound profits.

The investment in MecMarket is entered at zero under balance sheet assets. Furthermore, a provision of €/000 150 was constituted in 2001 to take account of presumed potential liabilities. During the first half several holdings were divested at nominal value.

Other relevant information regarding shareholdings in non-consolidated subsidiaries and associates is the following:

	Reg. offices	Share Capital
Subsidiaries:		
Portotecnica S.A.	Barcelona (Spain)	60,200 euro
Hydrocar Chile S.A.	Santiago (Chile)	20,000,000 Pesos
Aspiradores Industriales Soteco S.L.	Barcelona (Spain)	65,000 euro
Soteco Benelux BVBA	Burcht (Belgium)	20,000 euro
Western Floor Private Ltd	New Delhi (India)	10,000,000 Rupees
Euromop do Brasil Holding Ltda	San Paolo (Brazil)	12,500 Real
Shanghai Floor Cleaning Machines Co. Ltd	Shanghai (China)	1,000,000 US$
Associates:		
Transfer Oil S.p.A.	Colorno (PR)	1,000,000 euro
P.Z.B. Australia Pty Ltd	NSW (Australia)	500,000 $ Australian

Changes in other financial receivables since 31 December 2001 are as follows (amounts given in €/000):

	Balance as at 31/12/2001	Changes arising from exchange difference	Increases	Decreases	Balance as at 30/06/2002
Staff severance indemnity tax prepayment	560	-	-	(33)	527
Employee life insurance policy (U.S. subsidiaries)	1,892	(230)	96	-	1,758
SCI Europa financing	232	-	13	-	245
Other	208	-	128	-	336
Total	2,892	(230)	237	(33)	2,866

Treasury stock has already been commented on above. Concerning the possible use of treasury stock for the stock option plans envisaging the transfer of shares to the Group's management at the price of € 2.58 or € 0.52, at the moment there is no provision for their use, preferring to use shares of new emission as provided for by art. 2441, par. 8 of the Italian Civil Code and by the above-mentioned deliberations of the shareholders' meetings. Therefore, there is no writing down in this connection. With regard to the third stock option plan, we inform you that treasury stock will be assigned at the greater of the book value and the current price and hence losses will never arise in the income statement.

Inventories

Stock on hand as at 30 June 2002 included €/000 4,618 of inventories relating to companies that had not been consolidated as at 30 June 2001. Inventories, compared on the same consolidation basis, therefore showed a decrease of €/000 3,383 compared to 30 June 2001, due to the conversion differences of financial statements drawn up by companies outside the euro area. We point out the attention exercised by the Group in controlling stocks, which have not increased despite the substantial rise in sales. Compared to 31 December 2001 inventories increased by €/000 3,178, principally as a result of the change in the basis of consolidation.

Inventories are shown net of the provision for inventory write-downs and underwent the following changes (amounts given in €/000):

Provision as at 31 December 2001	3,588
Changes arising from exchange difference	(79)
Utilisation	(19)
Allocations for the first half 2002	439
Provision as at 30 June 2002	3,929

Trade receivables

The balance is composed as follows (amounts given in €/000):

	30/06/2002	30/06/2001	31/12/2001
Trade receivables	114,085	104,905	92,230
Bad debt provision	(3,207)	(3,031)	(3,321)
Total	110,878	101,874	88,909

Trade receivables as at 30 June 2002 include €/000 5,604 of receivables belonging to companies not consolidated as at 30 June 2001. On an equal consolidation basis, trade receivables increased €/000 3,576 compared to 30 June 2001, equivalent to just 3.4% against a background of a 12.9% increase in sales on an

equal consolidation basis. Trade receivables increased by €/000 21,969 compared to 31 December 2001 because of the increase in turnover and a certain seasonal nature of sales.

No trade receivables or amounts receivable from others are due beyond 5 years.

The changes in the bad debt provision were as follows (amounts given in €/000):

Provision as at 31 December 2001	3,321
Changes arising from exchange difference	(29)
Utilisation	(902)
Allocations for the first half 2002	817
Provision as at 30 June 2002	*3,207*

Accrued income and prepayments

Accrued income and prepayments include the €/000 7,738 substitute tax on the extraordinary gain arising from the sale of the Parent Company's investments in Officine Meccaniche Faip S.r.l., Portotecnica S.p.A. and Sirio S.r.l. to Interpump Cleaning S.p.A. net of the portions charged to the income statement. As described in the consolidation principles, the prepayment will be charged to the income statement by means of constant amounts over 10 years in line with the fiscal benefit given by the deductibility of the amortisation of the deficit arising from the merger by incorporation of the three abovementioned shareholdings in Interpump Cleaning S.p.A.. Of this amount €/000 6,548 will be paid after more than one year, of which €/000 1,788 after more than five years.

Shareholders' equity

The changes in shareholders' equity are the following (amounts given in €/000):

	Share Capital	Legal reserve	Share-premium reserve	Reserve for treasury stock held in portfolio	Reserve for translation difference	Other reserves and profits brought forward	Profit for the period	Total
Balances as at 31/12/2000	*42,630*	*8,687*	*29,192*	*23,866*	*1,162*	*19,444*	*19,016*	*143,997*
Distribution of the dividend	-	-	-	-	-	-	(6,648)	(6,648)
Allocation of remaining profits	-	-	-	-	-	12,368	(12,368)	-
Increase in capital subscribed on 28/02/2001 for stock option	73	-	-	-	-	-	-	73
Increase in capital subscribed on 20/07/2001 for stock options	74	-	292	-	-	-	-	366
Increase in capital subscribed on 20/10/2001 for stock options	1	-	4	-	-	-	-	5
Increase of reserve for treasury stock held	-	-	-	1,860	-	(1,860)	-	-
Exchange differences on the translation of non-euro area companies' financial statements	-	-	-	-	768	-	-	768
Profit for the period	-	-	-	-	-	-	21,433	21,433
Balances as at 31/12/2001	*42,778*	*8,687*	*29,488*	*25,726*	*1,930*	*29,952*	*21,433*	*159,994*
Increase in capital subscribed on 18/01/2002 for stock options	71	-	280	-	-	-	-	351
Increase in capital subscribed on 28/02/2002 for stock options	74	-	-	-	-	-	-	74
Distribution of the dividend	-	-	-	-	-	-	(7,642)	(7,642)
Allocation of remaining profits	-	-	-	-	-	13,791	(13,791)	-
Resolution of the Shareholders' Meeting of 16/04/2002	-	60	(60)	-	-	-	-	-
Increase in capital subscribed on 19/04/2002 for stock options	12	-	46	-	-	-	-	58
Increase in capital subscribed on 31/05/2002 for stock options	120	-	-	-	-	-	-	120
Increase of reserve for treasury stock held	-	-	-	364	-	(364)	-	-
Exchange differences on the translation of non-euro area companies' financial statements	-	-	-	-	(3,008)	-	-	(3,008)
Other	-	-	-	-	-	20	-	20
Profit for the period	-	-	-	-	-	-	14,299	14,299
Balances at 30/06/2002	*43,055*	*8,747*	*29,754*	*26,090*	*(1,078)*	*43,399*	*14,299*	*164,266*

Provisions for risks and charges

Provisions for risks and charges underwent the following changes (amounts given in €/000):

	Balance as at 31/12/2001	Reclassifications	Changes arising from exchange difference	Change in Consolidation basis	Allocations for 1st half 2002	Utilisations of 1st half 2002	Balance as at 30/06/2002
Retirement benefits	183	85	-	-	13	-	281
Provision for agents' indemnities	466	-	-	-	34	-	500
Deferred taxes	5,778	-	(133)	-	7,307	(1,325)	11,627
Product warranty provision	367	-	(27)	198	28	(46)	520
Provision for current taxation for the six months	-	-	-	-	15,151	-	15,151
Provision for other potential liabilities	1,462	(85)	(17)	90	288	(339)	1,399

	Balance as at 31/12/2001	Reclassifications	Changes arising from exchange difference	Change in Consolidation basis	Allocations for 1st half 2002	Utilisations of 1st half 2002	Balance as at 30/06/2002
Group investment risk provision	387	-	-	-	74	(218)	243
Total provisions	8,643	-	(177)	288	22,895	(1,928)	29,721

Retirement benefits refer to the indemnity at the end of the mandate of directors of subsidiaries, allocated prior to acquisition by the Group.

The provision for deferred tax liabilities, classified among provisions for risks and charges, includes allocations for deferred tax liabilities relative to dividends deliberated though not yet collected, and the allocations for deferred tax liabilities determined to take account of the tax effects of the consolidation adjustments mainly concerning the elimination of intergroup profits, accounting for financial leasing contracts according to the so-called financial method, and elimination of the items accounted for in the financial statements for the year of Group companies in order to obtain the relevant tax benefits. The provision for current taxation for the six months is illustrated in the heading concerning accounting principles.

With regard to the inspection report of the Tax Authorities, announced in the annual financial statements as at 31/12/2001, a Ministerial Resolution no. 146 was issued on 15 May 2002 confirming the properness of the actions of the company concerning the write-down of investments, thus amending a previous resolution on which the inspection report process was based. The competent Tax Authorities have not yet finished their analysis of the report, which also included a contestation concerning the deductibility of inventory differences. Since we consider, having heard the opinions of our tax consultants, that the actions of the company are proper and in line with the provisions of fiscal legislation, no amounts have been set aside to cover potential liabilities arising from this situation.

The Group investment risk fund refers to MecMarket.com and Aspiradores Industriales Soteco and is commented on under investments.

The provision for other potential liabilities refers to various situations of litigation or potential liabilities or undertakings estimated to be in act in the Group's companies.

Staff severance indemnities

The following changes affected this item (amounts given in €/000):

Balance as at 31 December 2001	13,379
Indemnities paid	(772)
Portion accrued during the first half of 2002	1,599
Balance as at 30 June 2002	14,206

Average staff numbers employed during the financial period were as follows:

	Average staff numbers employed		
	30/06/2002	30/06/2001	31/12/2001
Executives	57	48	51
White collar	724	675	674
Blue collar	1,659	1,517	1,488
Total average workforce	2,440	2,240	2,213

In order to enable comparison, we report that the average workforce for the first half of 2002 of IP Gansow GmbH and Hydroven S.r.l., not consolidated at 30 June 2001, was 153 units.

Financial payables

Financial payables are listed analytically in the reclassified balance sheet with financial criteria.

Current account overdrafts and advances include €/000 6,490 of payables in US dollars and related to the payables of the two U.S. subsidiaries, plus a loan of €/000 1,011 in US dollars relative to the coverage of the commercial operations of an Italian subsidiary.
Medium/long-term financing includes three loans issued by a pool of banks, of which one for €/000 68,861, of which €/000 34,430 classified in the current portion, one for €/000 25,822, of which €/000 5,165 classified in the current portion, and one for €/000 20,000.

The medium/long-term financing issued by a pool of banks for €/000 68,861 is at the Euribor rate +0.20/0.30 and has been issued by a pool headed by Banca Popolare di Verona-Banco S. Geminiano and S. Prospero. This loan is not backed by security. The loan is repayable in two residual fixed instalments falling due in December 2002 and December 2003.

The financing of €/000 30,987 is at the Euribor rate + 0.30 and is issued by a pool of banks headed by Banca Popolare di Verona-Banco S. Geminiano and S. Prospero, coordinated by Gestielle Merchant Bank. This debt is not backed by security and is repayable in six residual annual fixed instalments as of 31/12/2002.

The financing of €/000 20,000 is at the Euribor rate + 0.65 and is issued by a pool of banks headed by Banca Popolare di Verona-Banco S. Geminiano and S. Prospero. This loan is not backed by security and can be repaid in three equal annual instalments at 8/1/2006, 2007 and 2008.

The other loans amount to a total of €/000 69,013, of which €/000 33,546 due within one year, and are issued at normal market conditions. There are mortgages on real estate for the above-mentioned loans for a sum of €/000 5,217. Of the above-mentioned loans, €/000 10,554 are in US dollars and refer to the financing of the two U.S. subsidiaries.
This item includes €/000 12,526 due after five years.

Memorandum accounts

The memorandum accounts are composed as follows (amounts given in €/000):

	30/06/2002	30/06/2001	31/12/2001
Security pledges	5,217	8,831	8,831
Guarantees obtained in respect of VAT reimbursements.	13,990	14,119	12,992
Guarantees issued by third parties in favour of sellers of investments	258	1,472	258
Guarantees issued to third parties to back the sale of investments	1,274	-	1,214
Guarantees granted in favour of non-consolidated subsidiaries	186	304	299
Purchase commitments for raw materials	4,181	2,634	4,350
Commitments for forward currency sales and purchases	27,337	14,901	21,447
Commitments to purchase fixed assets	8,916	9,857	5,214
Other minor guarantees	1,463	1,283	1,141
Total	*62,822*	*53,401*	*55,746*

Security pledges relate to medium/long-term financing obtained (see also comments relating to financial payables).

We also draw your attention to the following commitments for the purchase of minority shares of investments already controlled, on the basis of the results achieved by the companies concerned:

Company	Percentage to acquire	Time frame
General Technology S.r.l.	22.5%	Approval of financial statements for 2001/2002/2003
Pulex S.r.l.	42%	Approval of financial statements for 2002/2003/2004
Interpump Hydraulics S.p.A.	20%	Approval of financial statements for 2002/2003
Sit S.p.A.	5%	Approval of 2003 financial statements
Muncie Power Products Inc.	15.43%	Approval of 2005 financial statements

INCOME STATEMENT

Revenues from the sale of goods and services

These revenues are summarised as follows (amounts given in €/000):

By geographical area:

	30/06/2002	%	30/06/2001	%	31/12/2000	%
Italy	66,052	24	62,578	27	118,771	28
Rest of Europe	87,421	32	73,742	32	132,162	31
North America	94,019	35	69,961	31	126,647	30
Far East and Oceania	11,113	4	11,555	5	22,640	5
Rest of the World	12,286	5	12,213	5	25,073	6
Total	*270,891*	*100*	*230,049*	*100*	*425,793*	*100*

For information regarding the trend of sales and their breakdown by sector of business the reader is referred to the section describing the performance of the company.

Interest and other financial charges

They are composed as follows (amounts given in €/000):

	30/06/2002	30/06/2001	31/12/2001
Interest expense on amounts payable to banks within one year	662	1,504	1,117
Interest expense on medium/long-term financing	3,538	4,787	10,700
Interest expense re. Sabatini law	8	5	24
Interest expense in respect of leasing	384	104	240
Cash discounts granted to clients	826	960	1,798
Fees and expenses for guarantees	32	40	83
Foreign exchange losses	896	732	1,230
Other	77	258	369
Total	*6,423*	*8,390*	*15,561*

Foreign exchange losses mainly relate to differences between the exchange rate applicable to the coverage of orders for goods sold and the exchange rate applicable to the payback of coverage financing. Consequently, an equal amount, but of opposite sign, was included among sales revenues which, as per fiscal legislation, are recorded at the exchange rate of the day the invoice is issued. Accordingly, this cover produces no losses.

Extraordinary income and charges

Extraordinary income and charges are composed as follows (amounts given in €/000):

	30/06/2002	30/06/2001	31/12/2001
Income			
Recovery of taxes for prior financial periods	488	51	57
Capital gain due to waiving rights of option on MecMarket	-	835	835
Other	281	44	430
Total income	*769*	*930*	*1.322*
Charges			
Leaving incentives	-	646	705
Allocation for other potential liabilities	17	-	227
Other	334	80	558
Total charges	*351*	*726*	*1.490*

FINANCIAL STATEMENTS

The figures of the consolidated balance sheet and income statement, drawn up according to the format established by the Italian Civil Code, are shown in thousands of euros.

The financial statements of the Parent Company are included as well. In accordance with the 2nd paragraph of art. 81 of the Issuers' Regulations in implementation of Italian Legislative Decree D.L. 24/2/1998 no. 58, the explanatory and supplementary notes relating to the Parent Company have not been drawn up as they are not considered particularly significant when added to the consolidated ones.

However, the accounting principles and valuation criteria used in preparing these financial statements of the Parent Company do not differ from those used in drawing up the financial statements as at 30 June 2001 and 31 December 2001. It is worthy of note however that the entry into effect of Accounting Principle no.30 (Interim Financial Statements) changed the equity counter-entry of expenses for current taxes. For further details we refer you to the heading concerning accounting principles of the consolidated financial statements. In consequence, also the classification as at 30/06/01 was modified; the relative change resulted in higher receivables from others in assets forming part of working capital for the amount of €/000 4,384, a higher tax provision for €/000 6,030, and reduced tax payables for €/000 1,646. The reclassification did not affect shareholders' equity.

Milan, 12 September 2002

The Board of Directors

Sergio Erede

....

Giovanni Cavallini

....

Fulvio Montipò

....

Francesco Loredan

....

Pierleone Ottolenghi

....

Paolo Pomè

....

Marco Reboa

....

CONSOLIDATED BALANCE SHEETS

ASSETS

(amounts expressed in thousands of euro)	*30/06/2002*	*30/06/2001*	*31/12/2001*
Fixed assets			
Intangible assets			
Start-up and expansion costs	404	426	357
Costs of research, development and advertising	3,324	2,339	2,734
Industrial patents and intellectual property rights	233	199	230
Concessions, licenses, trademarks and similar rights	1,220	609	670
Goodwill	138,842	143,885	140,238
Assets under construction and advances	59	32	19
Others	2,747	2,854	2,701
Total	*146,829*	*150,344*	*146.949*
Tangible fixed assets			
Land and buildings	51,356	39,306	38,151
Plant and machinery	22,063	21,924	22,253
Industrial and commercial equipment	8,232	7,840	8,237
Other fixed assets	5,880	6,394	6,423
Assets under construction and advances	5,604	2,839	13,719
Total	*93,135*	*78,303*	*88.783*
Financial fixed assets			
Investments in:			
Subsidiaries	1,306	1,208	1.236
Associated companies	5,981	7,963	6.072
Other companies	516	515	508
Total investments	*7,803*	*9,686*	*7.816*
Receivables:			
Non-consolidated subsidiaries			
Due after one year	6	-	-
From associated companies			
Due within one year	-	86	84
From others			
Due within one year	362	1,198	230
Due after one year	2,504	986	2.662
Total financial receivables	*2,872*	*2,270*	*2.976*
Other securities			
Treasury stock (for a total nominal value of €/000 3,231,280 in 2002)	26,090	24,129	25,726
Total financial fixed assets	*36,765*	*36,085*	*36,518*
Total fixed assets	*276,729*	*264,732*	*272,250*

CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*30/06/2002*	*30/06/2001*	*31/12/2001*
Assets forming part of working capital			
Inventories			
Raw materials and supplies	37,100	36,684	32,872
Work in progress and semi-finished products	18,720	18,220	17,943
Finished products and goods	37,909	38,062	37,508
Advances	472	-	14
Total	*94,201*	*92,966*	*88,337*
Receivables			
Trade receivables			
Due within one year	110,862	101,772	88,887
Due after one year	16	102	22
Non-consolidated subsidiaries			
Due within one year	1,652	1,434	1,068
From associated companies			
Due within one year	562	1,007	416
From others			
Due within one year	24,005	15,297	10,176
Due after one year	5,084	1,496	5,016
Total	*142,181*	*121,108*	*105,585*
Financial assets other than fixed assets			
Other securities	-	15	-
Cash			
Bank and postal accounts	36,147	43,922	22,861
Cheques on hand	38	81	273
Cash	84	66	47
Total	*36,269*	*44,069*	*23,181*
Total assets forming part of working capital	*272,651*	*258,158*	*217,103*
Accruals and deferrals			
Due within one year	3,182	3,850	2,232
Due after one year	7,101	8,487	8,017
Total	*10,283*	*12,337*	*10,249*
Total assets	*559,663*	*535,227*	*499,602*

CONSOLIDATED BALANCE SHEETS

LIABILITIES

(amounts expressed in thousands of euro)	*30/06/2002*	*30/06/2001*	*31/12/2001*
Shareholders' equity			
Share Capital	43,055	42,703	42.778
Share-premium reserve	29.755	29,192	29,488
Legal reserve	8,747	8,687	8.687
Statutory reserves	529	1,034	528
Other reserves and profits brought forward	42.870	30,514	29,424
Reserve for treasury stock held	26.089	24,129	25,726
Reserve for translation differences	(1.078)	2,629	1,930
Profit for the period	14.299	12,714	21,433
Total shareholders' equity for the Group	*164,266*	*151,602*	*159.994*
Minority interests	18.066	16,318	17,002
Minority profits	2.894	2,987	5,786
Minority shareholders' equity	*20,960*	*19,305*	*22.788*
Total shareholders' equity	*185,226*	*170,907*	*182.782*
Provisions for risks and charges			
Retirement benefits and similar rights	781	600	649
Taxation	26.778	20,919	5,778
Other	2.162	2,471	2,216
Total	29,721	23,990	*8.643*
Staff severance indemnities	*14.206*	*12.676*	*13,379*
Payables			
Amounts payable to banks			
Due within one year	91.693	108,506	94,377
Due after one year	96.223	112,070	89,846
Amounts payable to other financial institutions			
Due within one year	2.293	844	1,985
Due after one year	14.283	2,263	11,856
Advances			
Due within one year	526	648	317
Accounts payable to suppliers			
Due within one year	98.465	76,299	68,593
Due after one year	7	26	49
Securities issued			
Due within one year	138	166	183
Due after one year	49	170	90
Payable to subsidiaries			
Due within one year	28	23	30
Payable to associates			
Due within one year	1.047	323	145
Taxes payable			
Due within one year	4.564	4,908	9,477
Due after one year	2.388	4,782	4,775

CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*30/06/2002*	*30/06/2001*	*31/12/2001*
Social security charges payable			
Due within one year	3,701	2,872	3,504
Other payables			
Due within one year	12,034	10,772	7,269
Due after one year	567	1,157	433
Total	*328,006*	*325,829*	*292,929*
Accruals and deferrals			
Other accruals and deferrals	2,504	1,825	1,869
Total	*2,504*	*1,825*	*1,869*
Total liabilities	*559,663*	*535,227*	*499,602*
Memorandum accounts			
Security pledges	5,217	8,831	8,831
Surety granted in favour of non-consolidated subsidiaries	186	304	299
Surety granted to others	15,522	15,591	14,464
Other memorandum accounts	41,897	28,675	32,152
Total memorandum accounts	*62,822*	*53,401*	*55,746*

CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2002 (six months)*	*30/06/2001 (six months)*	*31/12/2001 (twelve months)*
Sales and other revenues			
Revenues from the sale of goods and services	270,891	230,049	425,293
Changes in inventories of work in progress semi-finished and finished products	3,237	2,913	1,316
Increase on internal work capitalised under fixed assets	1,224	1,057	2,117
Other revenues and income	1,184	1,289	2,512
Total	*276,536*	*235,308*	*431.238*
Cost of production			
Raw materials, consumables and supplies	132,153	108,825	192,317
Services	48,228	33,174	65,502
Use of third-party assets	2,454	1,942	3,929
Personnel:			
Wages and salaries	34,412	30,279	59.452
Social security charges	9,265	8,270	15.816
Staff severance indemnities	1,599	1,416	2.953
Other costs	214	216	372
Amortisation, depreciation and write-downs:			
Amortisation of intangible assets	6,014	5,532	11.403
Depreciation of tangible fixed assets	6,348	6,126	12.011
Write-down of receivables included under assets forming part of working capital	817	812	2.255
Changes in inventory of raw materials, consumables and supplies	(4,047)	(61)	3,555
Allocation to risk provisions	298	153	89
Other provisions	2	31	105
Sundry operating costs	2,136	1,938	3,483
Total	*239,893*	*198,653*	*373,242*
Difference between sales and other revenues and the cost of production	*36,643*	*36,655*	*57,996*
Financial income and expense			
Income from investments			
Income from subsidiary investments			
Dividends	*8*	-	-
Income from associated investments			
Other income	-	-	1
Total income from investments	*8*	-	*1*
Other financial income:			
From receivables included under fixed assets:			
Other	1	2	81

CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	30/06/2002 (six months)	30/06/2001 (six months)	31/12/2001 (twelve months)
From securities included under fixed assets that do not constitute equity investments	-	1	1
Financial income other than the above:			
Interest from other parties and other income	1,113	1,981	3,165
Total other financial income	*1,114*	*1,984*	*3,247*
Interest and other financial charges:			
Interest and commission from other parties and financial charges	6,423	8,390	15,561
Total financial income (charges)	*(5,301)*	*(6,406)*	*(12,313)*
Adjustments to financial assets value			
Revaluations:			
Of investments	380	500	536
Write-downs:			
Of investments	98	156	1,206
Of financial assets other than equity investments	-	-	537
Total adjustments	*282*	*344*	*(1,207)*
Extraordinary income and expense			
Income	769	930	1,322
Charges	351	726	1,490
Total extraordinary items	*418*	*204*	*(168)*
Profit for the period before taxes	*32,042*	*30,797*	*44,308*
Taxes for the period			
Current taxes	(15.336)	(14,876)	(20,879)
Deferred taxes	487	(220)	3,790
Total income taxes for the period	*(14,849)*	*(15,096)*	*(17,089)*
Net profit for the period before minority interests	*17,193*	*15,701*	*27,219*
(Profit) / Loss for the period pertaining to minority interests	(2.894)	(2,987)	(5,786)
Profit (loss) for the period	*14,299*	*12,714*	*21,433*

Attachment A

Interpump Group sector information (first half)
(Amounts given in €/000)

	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net revenues outside the Group	141,670	105,006	67,734	65,989	58,590	57,957	1,589	1,947				
Sales between sectors	327	99	-	-	11,651	7,506	-	-	(11,978)	(7,605)		
Total net revenues	141,997	105,105	67,734	65,989	70,241	65,463	1,589	1,947	(11,978)	(7,605)	269,583	230,899
Gross operating profit (EBITDA)	19,035	18,407	13,310	13,615	14,923	15,071	1,589	1,079	96	86	48,953	48,258
% on net revenues	13.4%	17.5%	19.7%	20.6%	21.2%	23.0%					18.2%	20.9%
Sector operating profit (EBIT)	15,871	15,733	11,295	11,559	12,767	13,035	1,589	1,079	-	-	41,522	41,406
% on net revenues	11.2%	15.0%	16.7%	17.5%	18.2%	19.9%					15.4%	17.9%
Profit from investments valued according to the net equity method	(8)	37	150	231	140	76	-	-	-	-	282	344
Amortisation of the consolidation difference attributed to buildings	-	-	(104)	(104)	-	-	-	-	-	-	(104)	(104)
Amortisation of goodwill	(2,950)	(2,930)	(562)	(506)	(1,263)	(1,211)	-	-	-	-	(4,775)	(4,647)
Profit by sector	12,913	12,840	10,779	11,180	11,644	11,900	1,589	1,079	-	-	36,925	36,999
Financial charges											(6,423)	(7,603)
Financial income											1,122	1,197
Other non-operative items											418	204
Pre-tax profit											**32,042**	**30,797**
Income taxes											(14,849)	(15,096)
Profit of minorities											(2,894)	(2,987)
Net profit											**14,299**	**12,714**

Attachment A

Other information (first half)
(Amounts given in €/000)

	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Assets by sector	246,465	225,362	120,507	114,859	135,252	130,427	-	-	(4,920)	(3,634)	497,304	467,014
Cash and cash equivalents											36,269	44,084
Treasury stock											26,090	24,129
Total assets											559,663	535,227
Liabilities by sector	88,818	68,114	36,604	30,162	45,303	44,378	-	-	(2,789)	(3,531)	167,936	139,123
Financing											206,501	225,197
Total liabilities											374,437	364,320

OTHER INFORMATION RELATING TO THE PERIOD

	Cleaning 2002	Cleaning 2001	Hydraulic 2002	Hydraulic 2001	Industrial 2002	Industrial 2001
Investments in fixed assets	8,492	4,689	2,337	1,385	3,073	2,368
Amortisation and depreciation	6,114	5,604	2,681	2,666	3,531	3,333
Other non-monetary costs	423	392	132	(50)	272	154

Criteria used for sector information

The criteria used to break down revenues, costs, assets and liabilities are set out below.

The value of components and products transferred between sectors is generally the actual sales price between Group companies and is equivalent to the price offered to best clients. Only the Parent Company operates in two sectors: Industrial and Cleaning. In this case, the transfer values correspond to the best customer sale price.

Allocated operating costs include:

- purchases net of changes in inventories;
- personnel costs;
- external manufacturing expenses;
- amortisation/depreciation adjusted for the effect of accelerated depreciation;
- other operating costs.

The amortisation of goodwill and of the consolidation difference allocated to buildings were included in the sector result after the operating result, homogeneously to the reclassified consolidated income statement, in which said amortisation is classified after the operating result.

The profits of the non-consolidated subsidiaries and associates were also ascribed to sectors after the operating result.

For the Parent Company, which operates in two business sectors, costs were allocated according to the following criteria:

- purchase and labour costs and external manufacturing expenses were attributed on a specific basis determined with reference to the bills of materials of the products that make up the two sectors;
- amortisation/depreciation was allocated on the basis of the hours of production relating to each sector, taking into consideration some plants in which production is concentrated on a single sector;
- energy consumption and other industrial costs were allocated on the basis of hours of production referring to each sector;
- sales commission, sales transports and commercial wages were allocated on the basis of sales revenues;
- costs incurred for trade fairs and exhibitions as well as for R&D salaries were divided equally between the sectors since such costs are related to the two sectors without distinction; accordingly, the allocation criteria adopted is deemed to be the most reasonable one;
- the other operating costs were allocated in proportion to the net revenues.

Assets and liabilities allocated to individual sectors include all the assets and liabilities except for the financial items specified in the statement.

Goodwill and the consolidation difference allocated to buildings were attributed to the sectors depending on the portions actually paid by sector.

For the Parent Company operating in several sectors, assets and liabilities were allocated according to the criteria followed for the allocation of the revenues and costs that generated them, specifically:

- trade receivables were allocated on the basis of sales revenues, since no significant differences in payment days were encountered among the different sectors;

- for the same reason trade payables were allocated on the basis of purchase costs net of changes in inventory, costs for processing carried out by third parties, energy consumption and other external industrial costs;
- inventories were allocated on the basis of their incidence on direct and indirect production costs;
- tangible fixed assets were allocated specifically, depending on whether plants produced output for only one sector or, in the case of plants grouping production for several sectors, on the basis of the hours of production relating to each sector. It is worthwhile to point out that since several lines of production, not exclusively dedicated to produce output for one business sector, exist and can be used alternatively by all sectors depending on market demand, the allocation of tangible fixed assets and related depreciation is bound to change from year to year according to each sector's production levels;
- goodwill was attributed to the sectors on the basis of the different sectors' sales revenues at the time of the acquisition that generated it;
- amounts payable to employees and in respect of staff severance indemnities were allocated in line with the criteria adopted for the allocation of personnel costs.

Investments valued according to the net equity method were divided by sector as follows:

Industrial sector	Cleaning sector	Hydraulic sector
Transfer Oil S.p.A.	Soteco Benelux BVBA S.p.r.l.	Hydrocar Chile S.A.
	Portotecnica S.A.	PZB Australia Pty Ltd
	Western Floor Private Ltd	PZB Asia Pte Ltd
	Shanghai Floor Cleaning Co. Ltd	
	Aspiradores Industriales Soteco S.L.	
	Euromop do Brasil Holding Ltda	

The investment in MecMarket. Com S.p.A. was divided equally between the three sectors since its business is with all the sectors.

Attachment B

Intangible assets
(Amounts expressed in euro thousands)

		Opening value	Exchange differences	Increases	Decreases	Reclassifications	Change in the consolidation basis	Closing value
Start-up and capital costs	Cost	938	-	136	38	-	-	1,036
	Accumulated amortisation	581	-	89	38	-	-	632
	Net Value	357	-	47	-	-	-	404
Research, development and advertising costs	Cost	4,042	-	1,137	36	-	-	5,143
	Accumulated amortisation	1,308	-	547	36	-	-	1,819
	Net Value	2,734	-	590	-	-	-	3,324
Industrial patents and intellectual property rights	Cost	665	(12)	51	11	(7)	-	686
	Accumulated amortisation	435	(3)	39	11	(7)	-	453
	Net Value	230	(9)	12	-	-	-	233
Concessions, licenses, trademarks and similar rights	Cost	1,784	(6)	169	7	-	601	2,541
	Accumulated amortisation	1,114	-	213	6	-	-	1,321
	Net Value	670	(6)	(44)	1	-	601	1,220
Goodwill	Cost	180,510	-	3,379	-	-	-	183,889
	Accumulated amortisation	40,272	-	4,775	-	-	-	45,047
	Net Value	140,238	-	(1,396)	-	-	-	138,842
Assets under construction and advances	Cost	19	-	40	-	-	-	59
	Net Value	19	-	40	-	-	-	59
Other fixed assets	Cost	5,495	(234)	560	-	-	-	5,821
	Accumulated amortisation	2,794	(71)	351	-	-	-	3,074
	Net Value	2,701	(163)	209	-	-	-	2,747
Total Intangible assets	Cost	193,453	(252)	5,472	92	(7)	601	199,175
	Accumulated amortisation	46,504	(74)	6,014	91	(7)	-	52,346
	Net Value	146,949	(178)	(542)	1	-	601	146,829

Attachment C

Tangible fixed assets
(Amounts expressed in euro thousands)

		Opening value	Exchange differences	Increases	Decreases	Reclassifications	Change in consolidation basis	Closing value
Land and buildings	Cost	51,481	(562)	2,296	-	12,190	-	65,405
	Revaluations	3,630	-	-	-	-	-	3,630
	Accumulated depreciation	15,409	(298)	980	-	-	-	16,091
	Accumulated depreciation of revaluations	1,551	-	37	-	-	-	1,588
	Net Value	*38,151*	*(264)*	*1,279*	-	*12,190*	-	*51,356*
Plant and machinery	Cost	60,138	(1,130)	2,298	139	292	280	61,739
	Accumulated depreciation	37,885	(503)	2,429	135	-	-	39,676
	Net Value	*22,253*	*(627)*	*(131)*	*4*	*292*	*280*	*22,063*
Industrial and commercial equipment	Cost	37,864	(671)	1,888	2	82	-	39,161
	Accumulated depreciation	29,627	(420)	1,724	2	-	-	30,929
	Net Value	*8,237*	*(251)*	*164*	-	*82*	-	*8,232*
Other fixed assets	Cost	19,525	(825)	816	512	8	110	19,122
	Accumulated depreciation	13,102	(561)	1,178	477	-	-	13,242
	Net Value	*6,423*	*(264)*	*(362)*	*35*	*8*	*110*	*5,880*
Assets under construction and advances	Cost	13,719	(54)	4,595	84	(12,572)	-	5,604
	Net Value	*13,719*	*(54)*	*4,595*	*84*	*(12,572)*	-	*5,604*
	Cost	182,727	(3,242)	11,893	737	-	390	191,031
	Revaluations	3,630	-	-	-	-	-	3,630
Total	Accumulated depreciation	96,023	(1,782)	6,311	614	-	-	99,938
Tangible fixed assets	Accumulated depreciation of revaluations	1,551	-	37	-	-	-	1,588
	Net Value	*88,783*	*(1,460)*	*5,545*	*123*	-	*390*	*93,135*

Financial statements as at 30 June 2002
of the parent company Interpump Group S.p.A

RECLASSIFIED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2002 (six months)*		*30/06/2001 (six months)*		*31/12/2001 (twelve months)*	
Net revenues	32,862	100.0%	34,192	100.0%	61,735	100.0%
Purchases, net of change in inventories	(10,241)		(10,909)		(19,503)	
Gross industrial margin	*22,621*	*68.8%*	*23,283*	*68.1%*	*42,232*	*68.4%*
Personnel expenses	(6,306)		(6,327)		(11,958)	
Other operating costs	(5,365)		(5,120)		(10,084)	
Gross operating profit	*10,950*	*33.3%*	*11,836*	*34.6%*	*20,190*	*32.7%*
Operating depreciation and amortisation	(2,461)		(1,160)		(4,720)	
Operating profit	*8,489*	*25.8%*	*10,676*	*31.2%*	*15,470*	*25.1%*
Amortisation of goodwill	(1,293)		(1,293)		(2,586)	
Effect of accelerated depreciation	192		245		(434)	
Dividends and relating tax credits	14,269		8,418		16,874	
Financial income (charges), net	(1,377)		(1,797)		(3,842)	
Financial discounts granted to clients	(669)		(707)		(1,306)	
Write-downs of investments	-		-		(5,825)	
Extraordinary income (charges), net	161		30		23	
Profit for the period before taxes	*19,772*		*15,572*		*18,374*	
Income taxes	(8,195)		(6,774)		(8,826)	
Net profit for the period	*11.577*		*8.798*		*9.548*	

The increase in operating depreciation and amortisation is mainly due to the depreciation of plant revaluations performed on the basis of law 342/2000 and written-off in the consolidated financial statements for the reasons illustrated in the comments on the consolidation principles.

RECLASSIFIED BALANCE SHEETS

(amounts expressed in thousands of euro)	30/06/2002		30/06/2001		31/12/2001	
Trade receivables	18,338		11,147		8,152	
Inventories	11,370		13,189		12,395	
Accrued income and prepayments within one year	533		575		378	
Other receivables, net of deferred tax assets	4,858		69		1,792	
Trade payables	(8,501)		(11,671)		(8,308)	
Tax payables within one year	(8,712)		(5,230)		(4,822)	
Other current payables net of payables to purchase investments	(2,458)		(2,419)		(2,028)	
Accrued expenses, net of interest charges	(1)		(1)		(1)	
Net working capital	*15,427*	*6.7%*	*5,659*	*2.6%*	*7,558*	*3.5%*
Tangible fixed assets	18,372		12,360		19,741	
Goodwill	36,384		38,970		37,677	
Treasury stock	26,090		24,129		25,726	
Financial fixed assets	137,787		144,112		131,249	
Other non current assets	3,134		3,144		2,853	
Provisions for risks and charges net of the deferred tax provision on dividends still to be collected	(398)		(382)		(469)	
Staff severance indemnities	(3,724)		(3,408)		(3,550)	
Payables for acquisition of investments	(516)		(1,523)		(516)	
Other non-current liabilities	(2,690)		(4,783)		(4,936)	
Total net fixed assets	*214,439*	*93.3%*	*212,619*	*97.4*	*207,775*	*96.5%*
Total capital employed	*229,866*	*100.0%*	*218,278*	*100.0%*	*215,333*	*100.0%*
Financed by:						
Share Capital	43,055		42,703		42,778	
Retained earnings	79,393		68,556		77,159	
Profit for the period	11,577		8,798		9,548	
Total shareholders' equity	*134,025*	*58.3%*	*120,057*	*55.0%*	*129,485*	*60.1%*
Cash on hand	(11,971)		(21,798)		(5,500)	
Payables to banks within one year for current account overdrafts and advances	-		-		4,184	
Current portion of medium-long term financing	51,933		49,954		36,886	
Accrued interests	1,449		1,067		297	
Total financial indebtedness (cash) within one year	41,411		29,223		35,867	
Medium/long-term financing	54,430		68,998		49,981	
Total net indebtedness	*95,841*	*41.7%*	*98,221*	*45.0%*	*85,848*	*39.9%*
Total sources of financing	*229,866*	*100.0%*	*218,278*	*100.0%*	*215,333*	*100.0%*

Net financial indebtedness, net of financial receivables from subsidiaries, totalled €/000 47,133 at 30/06/2002 (€/000 41,886 at 30/06/2001).

CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2002 (six months)*	*30/06/2001 (six months)*	*31/12/2001 (twelve months)*
Net profit for the period	11,577	8,798	9,548
Non cash items:			
Amortisation and depreciation	3,562	2,208	7,740
Changes in staff severance indemnities	174	139	281
Changes in the deferred tax provision net of receivables for prepaid taxes	(77)	151	210
Change in other provisions	-	(224)	(224)
Losses (gains) from sales of fixed assets	(1)	(47)	(42)
Write-downs of investments	-	-	5,288
Write-downs of financial fixed assets that do not constitute equity investments	-	-	537
Dividends deliberated by companies in which stakes are held	(9,132)	(4,793)	(10,631)
(Profits) losses on exchange rates on loans granted in foreign currency	-	(133)	(189)
Cash flow from operations	*6,103*	*6,099*	*12,518*
Cash flow obtained (used) through (in) net operating working capital	(2,416)	(2,026)	(5,267)
Operating cash flow	*3,687*	*4,073*	*7,251*
Investing activities			
Increase in tangible fixed assets	(570)	(832)	(1,829)
Increase in intangible fixed assets	(775)	(581)	(897)
Acquisition of investments, net	(3,688)	(2,341)	(2,414)
Change in payables related to the acquisition of investments	-	(1,515)	(2,522)
Acquisition of treasury stock	(364)	(263)	(1,860)
Proceeds from sales of investments	2	43	43
Increase of financial fixed assets that do not constitute equity investments	-		(537)
Proceeds from sales of fixed assets	-	51	65
Other changes	(145)	-	(354)
Total cash flow used for investing activities	*(5,540)*	*(5,438)*	*(10,305)*
Financing activities			
Increase in (repayment of) medium-long term borrowings	19,944	(53)	(34,539)
Collection (increase) of (in) medium/long term financial receivables	107	2,769	10,623
Financing reimbursed by (paid out to) subsidiaries	(2,957)	-	2,400
Increase in share capital	604	73	444
Dividends paid	(7,641)	(6,648)	(6,648)
Dividends received	1,299	4,793	10,631
Total cash flow obtained (used) in financing activities	*11,356*	*934*	*(17,089)*
Cash flow generated (used)	*9,503*	*(431)*	*(20,143)*

CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2002 (six months)*	*30/06/2001 (six months)*	*31/12/2001 (twelve months)*
Net cash and cash equivalents at the beginning of the period	1,019	21,162	21,162
Cash flow generated (used)	9,503	(431)	(20,143)
Net cash and cash equivalents at the end of the period	*10,522*	*20,731*	*1,019*

The net cash can be broken down as follows:

Cash on hand	11,971	21,798	5,500
Payables to banks due within one year	-	-	(4,184)
Accrued interests	(1,449)	(1,067)	(297)
Net cash and cash equivalents	*10,522*	*20,731*	*1,019*

BALANCE SHEETS

ASSETS

(amounts expressed in thousands of euro)	*30/06/2002*	*30/06/2001*	*31/12/2001*
Fixed assets			
Intangible assets			
Start-up and expansion costs	1	5	1
Costs of research, development and advertising	1,033	636	1,206
Industrial patents and intellectual property rights	20	32	26
Concessions, licenses, trademarks and similar rights	239	252	228
Goodwill	36,384	38,970	37,677
Assets under construction and advances	436	530	-
Others	353	253	176
Total	*38,466*	*40,678*	*39.314*
Tangible fixed assets			
Land and buildings	7,807	8,191	7,995
Plant and machinery	9,411	2,934	10,926
Industrial and commercial equipment	549	444	385
Other fixed assets	362	526	380
Assets under construction and advances	243	265	55
Total	*18,372*	*12,360*	*19.741*
Financial fixed assets			
Investments in:			
Subsidiaries	83,544	82,040	77.197
Associated companies	4,809	5,030	4.809
Other companies	489	489	489
Total investments	*88,842*	*87,559*	*82.495*
Receivables:			
Subsidiaries			
Due within one year	5,500	10,148	6.443
Due after one year	43,208	46,187	42.114
From others			
Due within one year	237	218	197
Total financial receivables	*48,945*	*56,553*	*48.754*
Treasury stock (for a total nominal value of €/000 3,231,280 in 2002)	26,090	24,129	25,726
Total financial fixed assets	*163,877*	*168,241*	*156,975*
Total fixed assets	*220,715*	*221,279*	*216,030*

BALANCE SHEETS

(amounts expressed in thousands of euro)	*30/06/2002*	*30/06/2001*	*31/12/2001*
Assets forming part of working capital			
Inventories			
Raw materials and supplies	4,552	5,092	4,351
Work in progress and semi-finished products	4,572	5,492	5,631
Finished products and goods	2,244	2,605	2,413
Advances	2	-	-
Total	*11,370*	*13,189*	*12,395*
Receivables			
Trade receivables			
Due within one year	5,070	6,281	4,613
Subsidiaries			
Due within one year	13,268	4,866	3,539
From others			
Due within one year	7,106	4,764	1,793
Due after one year	599	488	682
Total	*26,043*	*16,399*	*10,627*
Cash			
Bank and postal accounts	11,962	21,789	5,304
Cash	9	9	195
Total	*11,971*	*21,798*	*5,499*
Total assets forming part of working capital	*49,384*	*51,386*	*28,521*
Accruals and deferrals			
Due within one year	533	575	379
Due after one year	354	637	532
Total	*887*	*1,212*	*911*
Total assets	*270,986*	*273,877*	*245,462*

BALANCE SHEETS

LIABILITIES

(amounts expressed in thousands of euro)	*30/06/2002*	*30/06/2001*	*31/12/2001*
Shareholders' equity			
Share Capital	43,055	42,703	42,778
Share-premium reserve	29,755	29,192	29,488
Revaluation reserve	8,308	-	8,308
Legal reserve	8,747	8,687	8,687
Reserve for treasury stock held	26,089	24,129	25,726
Extraordinary reserve	6,494	6,548	4,950
Profit (loss) for the period	11,577	8,798	9,548
Total shareholders' equity	*134,025*	*120,057*	*129,485*
Provisions for risks and charges			
Taxation	8,520	6,704	319
Other	150	-	150
Total	*8,670*	*6,704*	*469*
Staff severance indemnities	*3,724*	*3,408*	*3,550*
Payables			
Amounts payable to banks			
Due within one year	49,981	49,954	38,670
Due after one year	54,430	68,998	49,981
Advances			
Due within one year	24	23	21
Accounts payable to suppliers			
Due within one year	7,691	7,569	7,548
Payable to subsidiaries			
Due within one year	2,733	4,052	3,125
Payable to associates			
Due within one year	29	50	35
Taxes payable			
Due within one year	2,589	3,292	4,822
Due after one year	2,381	4,761	4,761
Social security charges payable			
Due within one year	473	482	653
Other payables			
Due within one year	2,219	2,430	1,610
Due after one year	567	1,029	434
Total	*123,117*	*142,640*	*111,660*
Accruals and deferrals			
Other accruals and deferrals	1,450	1,068	298
Total	*1,450*	*1,068*	*298*
Total liabilities	*270,986*	*273,877*	*245,462*

BALANCE SHEETS

Memorandum accounts

(amounts expressed in thousands of euro)	*30/06/2002*	*30/06/2001*	*31/12/2001*
Memorandum accounts			
Sureties	4,019	1,566	1,566
Other memorandum accounts	13,662	9,426	8,472
Total memorandum accounts	*17,681*	*10,992*	*10,038*

INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2002 (six months)*	*30/06/2001 (six months)*	*31/12/2001 (twelve months)*
Sales and other revenues			
Revenues from the sale of goods and services	32,710	33,945	61,344
Changes in inventories of work in progress semi-finished and finished products	(1,228)	361	308
Increase on internal work capitalised under fixed assets	7	1	12
Other revenues and income	152	247	391
Total	*31,641*	*34,554*	*62,055*
Cost of production			
Raw materials, consumables and supplies	9,214	9,957	17,757
Services	5,070	4,771	9,505
Use of third-party assets	13	14	28
Personnel:			
Wages and salaries	4,399	4,435	8,378
Social security charges	1,564	1,589	2,901
Staff severance indemnities	350	304	691
Amortisation, depreciation and write-downs:			
Amortisation of intangible assets	1,624	1,511	3,190
Depreciation of tangible fixed assets	1,938	697	4,549
Write-down of receivables included under assets			
Write-down of receivables included under assets forming part of working capital	26	59	38
Changes in inventory of raw materials, consumables and supplies	(201)	1,313	2,054
Sundry operating costs	256	276	514
Total	*24,253*	*24,926*	*49,605*
Difference between sales and other revenues and the cost of production	*7,388*	*9,628*	*12,450*
Financial income and expense			
Income from investments:			
Dividends from subsidiaries	8,838	5,156	10,484
Dividends from associates	294	147	147
Tax credit on dividends	5,137	3,115	6,243
Total	*14,269*	*8,418*	*16,874*
Other financial income:			
From receivables included under fixed assets:			
Subsidiaries	773	837	1,535
Other companies partly owned	-	1	1
Total	*773*	*838*	*1,536*
Financial income other than the above:			
Interest from other parties and other income	265	998	1,637

INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2002 (six months)*	*30/06/2001 (six months)*	*31/12/2001 (twelve months)*
Interest and other financial charges:			
Interest and commission from subsidiaries	(191)	(150)	(326)
Interest and commission from other parties and financial charges	(2,893)	(4,190)	(7,995)
Total financial income and expense	*12,223*	*5,914*	*11,726*
Adjustments to financial assets value			
Write-downs:			
Of investments	-	-	(5,288)
Of financial assets other than equity investments	-	-	(537)
Total adjustments	-	-	*(5,825)*
Extraordinary income and expense			
Income	215	30	221
Expenses	(54)	-	(198)
Total extraordinary items	*161*	*30*	*23*
Profit for the period before taxes	*19,772*	*15,572*	*18,374*
Taxes for the period			
Current taxes	(3,866)	(6,030)	(8,615)
Deferred taxes	(4,329)	(744)	(211)
Total income taxes for the period	*(8,195)*	*(6,774)*	*(8,826)*
Profit (loss) for the period	*11,577*	*8,798*	*9,548*

KPMG Assurance

KPMG S.p.A.
Via Passarotti, 6
I-40128 BOLOGNA BO

Telephone +39 (051) 6311975
Telefax +39 (051) 6311912

(Translation from the Italian original which remains the definitive version)

Review Report

To the shareholders of
Interpump Group S.p.A.

1 We have reviewed the consolidated balance sheet, the consolidated profit and loss account and the relative notes of the Interpump Group as at and for the six months ended 30 June 2002, which are included in the half year report of Interpump Group S.p.A.. We have also reviewed that part of the notes describing the activities of the group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with group company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than a full scope audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our reports on the annual consolidated financial statements, we do not express an opinion on the half year report.

3 With regards to the comparative figures relative to the annual consolidated financial statements and half year report of the previous year, reference should be made to our reports dated 18 March 2002 and 14 September 2001.

4 Based on our review, we are not aware of any material modification or integrations that should be made to the consolidated balance sheet, consolidated profit and loss account and relative notes described in paragraph 1 above for them to be in conformity with

Consob guidelines governing preparation of half year reports approved with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

Bologna, 18 September 2002

KPMG S.p.A.

(Signed on the original)

Franco Garilli
Director of Audit